Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

dated as of September 29, 2014

by and among

CMFG LIFE INSURANCE COMPANY,

CUNA MUTUAL INVESTMENT CORPORATION,

and

HCC INSURANCE HOLDINGS, INC.

i

(continued)

(continued)

(continued)

SCHEDULES
Schedule 1.01(a)	Agreed Accounting Principles
Schedule 1.01(b)	Balance Sheet
Schedule 1.01(c)	Seller Knowledge Persons
Schedule 1.01(d)	Acquiror Knowledge Persons
Schedule 1.01(e)	Transaction Bonuses
Schedule 1.01(f)	XOL Agreements
Schedule 3.22	Basis in the Stock of the Companies
Schedule 5.01	Permitted Business Activities
Schedule 5.07	Intercompany Obligations
Schedule 5.08	Intercompany Agreements
Schedule 8.01(f)	Acquiror Third Party Consents
Schedule 8.02(g)	Seller Third Party Consents

EXHIBITS
Exhibit A	Form of Administrative Services Agreement
Exhibit B	Form of Amended and Restated Crop Hail Reinsurance Agreement
Exhibit C	Form of Amended and Restated MPCI Reinsurance Agreement
Exhibit D	Form of Bill of Sale
Exhibit E	Form of CMFG Life Facility Termination and Release
Exhibit F	Form of Recapture Agreement
Exhibit G	Form of Transition Services Agreement
Exhibit H	Form of Estimated Net Worth Adjustment Report

(continued)

Seller Disclosure Schedule

Acquiror Disclosure Schedule

v

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of September 29, 2014, is made by and among CMFG LIFE INSURANCE COMPANY, an Iowa corporation (“CMFG Life”), CUNA MUTUAL INVESTMENT CORPORATION, a Wisconsin corporation (“CMIC”, and together with CMFG Life, “Sellers”) and HCC INSURANCE HOLDINGS, INC., a Delaware corporation (“Acquiror”).

RECITALS

WHEREAS, CMFG Life owns all of the issued and outstanding shares of Capital Stock (as defined below) of CMIC, and CMIC owns all of the issued and outstanding Capital Stock (the “Shares”) of Producers Ag Insurance Group, Inc., a Delaware corporation (“PAIG”);

WHEREAS, PAIG owns, directly or indirectly, all of the issued and outstanding shares of Capital Stock of each of the following entities: Pro Ag Management, Inc., an Illinois corporation (“PAM”), Producers Agriculture Insurance Company, a Texas corporation (“PAIC”) and Crop Hail Management, Inc., a Texas corporation (“CHMI”);

WHEREAS, CHMI is duly licensed or authorized as an attorney-in-fact in the State of Texas for Producers Lloyds Insurance Company, a Texas corporation (“PLIC”, and together with PAIG, PAM, PAIC and CHMI, the “Companies”);

WHEREAS, Sellers desire to sell to Acquiror, and Acquiror desires to purchase from Sellers, the Shares upon the terms and subject to the conditions set forth herein;

WHEREAS, as of the date hereof, PAIC reinsures all of the Crop Hail Policies and FCIC Policies (each as defined below) written or reinsured by PAIC (other than any such business reinsured by PAIC to third party reinsurers) to CUMIS Insurance Society, Inc., an Iowa corporation (“CUMIS”);

WHEREAS, CUMIS retrocedes all of such Crop Hail Policies and FCIC Policies (other than any such business reinsured by CUMIS to third party reinsurers) to CUMIS Vermont, Inc., a Vermont corporation (“CUMIS VT”);

WHEREAS, Sellers and Acquiror desire that, among other things, immediately prior to the Closing (as defined below) and concurrently with the execution of the Amended and Restated Reinsurance Agreements (as defined below), Sellers shall cause CUMIS VT, CUMIS and PAIC to enter into the Recapture Agreements (as defined below) pursuant to which, upon the terms and conditions set forth therein, CUMIS will recapture from CUMIS VT all of the Crop Hail Policies and FCIC Policies comprising the Transferred Business (as defined below) (other than any such business reinsured by third party reinsurers) and PAIC shall recapture from CUMIS all of the Crop Hail Policies and FCIC Policies comprising the Transferred Business (other than any such business reinsured by third party reinsurers); and

WHEREAS, Sellers and Acquiror desire that, among other things, immediately prior to the Closing and concurrently with the execution of the Recapture Agreements, Sellers shall cause CUMIS and PAIC to enter into (a) the Amended and Restated Reinsurance Agreements pursuant to which, upon the terms and conditions set forth therein, PAIC will continue to reinsure all of the CUMIS Retained Business (as defined below) (other than any such business reinsured by PAIC to third party reinsurers) to CUMIS and (b) the Administrative Services Agreement (as defined below) pursuant to which, upon the terms and conditions set forth therein, PAIC will administer the CUMIS Retained Business (such transactions, together with the transactions described in the previous recital, the “Pre-Closing Reinsurance Transactions”).

NOW, THEREFORE, the parties to this Agreement agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.01                             Certain Defined Terms.  Capitalized terms used in this Agreement have the meanings set forth below:

“Acquiror” shall have the meaning set forth in the preamble hereto.

“Acquiror Disclosure Schedule” means the disclosure schedule dated the date hereof delivered by Acquiror to Sellers in connection with the execution and delivery of this Agreement.

“Acquiror Indemnified Parties” shall have the meaning set forth in Section 10.02(a).

“Acquiror Liens” means any Liens arising as a result of any agreement (other than the Transaction Agreements) of, or any Governmental Order binding on, or any condition applicable to, or otherwise resulting from any facts or circumstances relating to, Acquiror or its designated assignee(s) hereunder, but not Sellers.

“Acquisition Proposal” shall have the meaning set forth in Section 5.12.

“Action” means any claim, action, suit, litigation, arbitration or proceeding by or before any Governmental Authority or arbitrator or arbitration panel or similar Person or body.

“Administrative Services Agreement” means the Administrative Services Agreement substantially in the form of Exhibit A attached hereto to be entered into by PAIC, on the one hand, and CUMIS, on the other hand, on the Closing Date.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.  For the avoidance of doubt, unless otherwise specified herein, the Companies shall be deemed an “Affiliate” of Sellers (and not Acquiror) prior to the Closing, and shall be deemed an “Affiliate” of Acquiror (and not Sellers) from and after the Closing.

“After-Acquired Business” shall have the meaning set forth in Section 5.11(b).

“Aggregate After-Acquired Revenues” shall have the meaning set forth in Section 5.11(b).

“Aggregate Amount” shall have the meaning set forth in Section 6.01(e).

“Agreed Accounting Principles” means GAAP as modified by the principles, practices, exceptions and methodologies set forth on Schedule 1.01(a).

“Agreement” shall have the meaning set forth in the preamble hereto.

“Amended and Restated Crop Hail Reinsurance Agreement” means the Amended and Restated Crop Hail Reinsurance Agreement substantially in the form of Exhibit B attached hereto to be entered into by PAIC, on the one hand, and CUMIS, on the other hand, on the Closing Date.

“Amended and Restated MPCI Reinsurance Agreement” means the Amended and Restated MPCI Reinsurance Agreement substantially in the form of Exhibit C attached hereto to be entered into by PAIC, on the one hand, and CUMIS, on the other hand, on the Closing Date.

“Amended and Restated Reinsurance Agreements” means, collectively, the Amended and Restated Crop Hail Reinsurance Agreement and the Amended and Restated MPCI Reinsurance Agreement.

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 5.18.

“Balance Sheet” means the consolidated balance sheet of the Companies as of June 30, 2014 as set forth on Schedule 1.01(b).

“Base Purchase Price” shall have the meaning set forth in Section 2.03.

“Bill of Sale” means the Bill of Sale substantially in the form of Exhibit D attached hereto to be entered into by CMFG Life, on the one hand, and PAIC, on the other hand, on or prior to the Closing Date.

“Business” means (a) the business and operations of the Companies and (b) the business of Sellers and their respective Affiliates (including the Companies) of selling, marketing, underwriting, issuing, insuring, reinsuring and administering Crop Hail Policies and FCIC Policies.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Financial Statements” shall have the meaning set forth in Section 3.06(a).

“Capital Stock” means any capital stock of, or other type of equity ownership interest in, as applicable, a Person.

“CHMI” shall have the meaning set forth in the recitals hereto.

“Closing” shall have the meaning set forth in Section 2.02.

“Closing Date” shall have the meaning set forth in Section 2.02.

“Closing Date Balance Sheet” means a consolidated balance sheet of the Companies as of the Closing Date, excluding the effect of the transactions contemplated by the Transaction Agreements, prepared by Acquiror in good faith in accordance with the Agreed Accounting Principles applied consistently with their application in connection with the preparation of the Estimated Closing Date Balance Sheet.

“Closing Date Net Worth” means the Net Worth as of the Closing Date, excluding the effect of the transactions contemplated by the Transaction Agreements.

“CMFG Life” shall have the meaning set forth in the preamble hereto.

“CMFG Life Facility” means the revolving loan facility pursuant to that certain Amended and Restated Committed Revolving Loan Facility, dated as of October 15, 2013, by and between PAIC and PAM, as borrowers, and CMFG Life, as lender.

“CMFG Life Facility Closing Date Debt Balance” means an amount equal to all amounts necessary to satisfy in full all obligations under the CMFG Life Facility as of the Closing Date.

“CMFG Life Facility Termination and Release” means the Termination and Release substantially in the form of Exhibit E attached hereto to be entered into by PAIC and PAM, on the one hand, and CMFG Life, on the other hand, on the Closing Date.

“CMIC” shall have the meaning set forth in the preamble hereto.

“COBRA” means Section 4980B(f) of the Code.

“Code” means the Internal Revenue Code of 1986.

“Companies” shall have the meaning set forth in the recitals hereto.

“Company Benefit Plan” shall have the meaning set forth in Section 3.15(a).

“Company Compensation Commitment” shall have the meaning set forth in Section 3.15(a).

“Company ERISA Plan” shall have the meaning set forth in Section 3.15(a).

“Competing After-Acquired Revenues” shall have the meaning set forth in Section 5.11(b).

“Competing Business” shall have the meaning set forth in Section 5.11(c).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.04(a).

“Consultation Period” shall have the meaning set forth in Section 2.05(e).

“Consolidated Tax Group” means any “affiliated group” (as defined in Section 1504(a) of the Code) that includes Sellers, and any similar group or corporations that includes Sellers and files state or location income Tax Returns on a combined, consolidated or unitary basis.

“Control” means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  The terms “Controlled”, “Controlled by” and “under common Control with” shall have correlative meanings.

“Crop Hail Policies” means contracts of insurance for agricultural production risks, including crop-hail and named perils, which are not reinsured by FCIC.

“CUMIS” shall have the meaning set forth in the recitals hereto.

“CUMIS Retained Business” means (a) all of the MPCI Policies written or reinsured by the Companies on or prior to June 30, 2014 and (b) all of the Crop Hail Policies written or reinsured by the Companies on or prior to December 31, 2014.

“CUMIS VT” shall have the meaning set forth in the recitals hereto.

“D&O Indemnified Person” shall have the meaning set forth in Section 5.16.

“Disclosure Schedule” means the Acquiror Disclosure Schedule and the Seller Disclosure Schedule, as applicable.

“Employee” means each person who is an employee of any Company on the Closing Date.

“Enforceability Exceptions” shall have the meaning set forth in Section 3.01(b).

“Environmental Law” means any Law relating to pollution or protection of the environment, including those governing the treatment, storage, disposal, release or discharge of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is or was at any relevant time a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the first entity, trade or business, or that is or was at any relevant time a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Estimated Closing Date Balance Sheet” means an estimated consolidated balance sheet of the Companies as of the Closing Date, excluding the effect of the transactions contemplated by the Transaction Agreements, prepared by Sellers in good faith in accordance with the Agreed Accounting Principles.

“Estimated Closing Date Net Worth” means Sellers’ good faith estimate of the Closing Date Net Worth.

“Estimated Net Worth Adjustment Amount” means the Estimated Closing Date Net Worth minus $71,733,705.

“Estimated Net Worth Adjustment Report” shall have the meaning set forth in Section 2.04(b).

“Excluded Taxes” shall have the meaning set forth in Section 7.01(a).

“Expenses” means any reasonable and documented out-of-pocket expense incurred in connection with defending or asserting any Action indemnified against hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees and reasonable and documented fees and disbursements of legal counsel, expert witnesses, accountants and other professionals).

“FCIC” means the Federal Crop Insurance Corporation.

“FCIC Policies” means Livestock Policies and MPCI Policies.

“Final Balance Sheet” shall have the meaning set forth in Section 2.05(f).

“Final Net Worth” shall have the meaning set forth in Section 2.05(f).

“Final Net Worth Adjustment Amount” shall have the meaning set forth in Section 2.05(f).

“Final Net Worth Adjustment Report” shall have the meaning set forth in Section 2.05(f).

“Final Purchase Price” shall have the meaning set forth in Section 2.05(h).

“GAAP” means generally accepted accounting principles used in the United States.

“Governmental Authority” means any United States federal, state or local or any supra-national or non-U.S. government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal or judicial or arbitral body of competent jurisdiction.

“Governmental Order” means any binding and enforceable order, writ, judgment, injunction, decree, stipulation, determination or award entered by any Governmental Authority.

“Hazardous Materials” means (a) petroleum, petroleum products, by-products or breakdown products, radioactive materials, friable asbestos or polychlorinated biphenyls, and (b) any chemical, material or substance defined or regulated as toxic or as a pollutant, contaminant or waste under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnified Party” shall have the meaning set forth in Section 10.04(a).

“Indemnifying Party” shall have the meaning set forth in Section 10.04(a).

“Independent Accountant” shall have the meaning set forth in Section 2.05(f).

“Insurance Agent” shall have the meaning set forth in Section 3.18(a).

“Insurance Companies” means PAIC and PLIC.

“Intellectual Property” means all of the following whether arising under the Laws of the United States or of any other jurisdiction: (a) patents, patent applications and statutory invention registrations, including reissues, divisions, continuations, continuations in part, renewals, extensions and reexaminations thereof, all patents which may issue on such applications, documented unpatented invention disclosures, all rights therein provided by international treaties or conventions, (b) trademarks, service marks, trade dress, logos, and all goodwill associated with the foregoing, any and all common law rights therein, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, (c) copyrightable works, copyrights and database rights, whether or not registered, and registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions, (d) confidential and proprietary information, including trade secrets and confidential information, processes, methods, formulae, algorithms and know-how and (e) Internet domain names and registrations pertaining thereto.

“Intercompany Agreements” shall have the meaning set forth in Section 3.14(a).

“Interest Rate” means an interest rate per annum equal to the average of the three-month LIBOR for United States dollars that appears on page LIBOR 01 (or a successor page) of the Reuters Telerate Screen as of 11:00 a.m. (London time) on each day during the period for which interest is to be paid.

“IRS” means the Internal Revenue Service.

“JPMorgan Facility” means the loan facility pursuant to that certain Third Amended and Restated Credit Agreement, dated as of August 23, 2013, by and among PAIC and PAM, as borrowers, CMFG Life, as guarantor, JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto.

“JPMorgan Facility Closing Date Debt Balance” means an amount equal to all amounts necessary to satisfy in full all obligations under the JPMorgan Facility as of the Closing Date.

“Knowledge” of a Person means: (a) in the case of Sellers, the actual knowledge, as of the date hereof, of any Person listed in Schedule 1.01(c), or (b) in the case of Acquiror, the actual knowledge, as of the date hereof, of any Person listed in Schedule 1.01(d).

“Law” means any U.S. federal, state, local or non-U.S. statute, ordinance, regulation, rule, code, enforceable administrative interpretation, writ, injunction, directive, order or other requirement or rule of law promulgated, issued, enforced or entered by any Governmental Authority.

“Leased Real Property” shall have the meaning set forth in Section 3.21(b).

“Lien” means any mortgage, deed of trust, charge, pledge, hypothecation, security interest, easement, encumbrance, claim, lien or other restriction of a similar kind.

“Livestock Policies” means eligible livestock price insurance contracts reinsured by the FCIC.

“Losses” means all losses, damages, liabilities, deficiencies, obligations, costs, interest, awards, judgments, fines, penalties, settlement payments and Expenses.

“Material Adverse Effect” means (a) with respect to the Business, a material adverse effect on the financial condition and results of operations of the Business or the Companies, taken as a whole; provided, however, that any adverse effect arising out of, resulting from or attributable to: (i) the United States or global economy generally or commodities, capital or financial markets generally, including changes in the pricing or production of agricultural or other commodities; (ii) political conditions generally of the United States; or (iii) an event or series of events or circumstances affecting any of the industries generally in which the Business operates or in which products or services of the Business are used or distributed; (iv) the prices or production of corn, soybean, wheat or cotton crops; (v) the negotiation, execution or announcement of, the consummation of the transactions contemplated by, or the performance of obligations under, this Agreement or the other Transaction Agreements; (vi) the identity of, or the effects of any facts or circumstances relating to, Acquiror; (vii) any changes or prospective changes in applicable Law, GAAP or SAP or the enforcement or interpretation thereof; (viii) actions permitted or required to be taken or omitted pursuant to this Agreement or taken with Acquiror’s consent or not taken because Acquiror did not give its consent; (ix) the effect of any breach, violation or non-performance of any provision of this Agreement by Acquiror or its Affiliates or any action taken by Acquiror or its Affiliates with respect to the transactions contemplated by the Transaction Agreements; (x) any hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, act of war, sabotage, terrorism or military actions; (xi) earthquakes, floods, excessive precipitation, droughts, hurricanes, tornadoes, crop diseases, insect infestations, or other natural disasters; (xii) the credit, financial strength or other ratings (other than the facts underlying any such ratings) of Sellers or any of their Affiliates (including the Companies); or (xiii) any failure of the Business to achieve any earnings, premiums written, or other financial projections or forecasts (other than facts underlying such failure), shall not constitute or be deemed to contribute to a Material Adverse Effect, and otherwise shall not be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably likely to occur, except in the case of the foregoing clauses (a)(i), (a)(ii), (a)(iii), (a)(vii) and (a)(x) to the extent such effect or change is materially disproportionately adverse with respect to the Business as compared to other businesses engaged in the industries in which the Business operates; and (b) with respect to Sellers or Acquiror, a material impairment or delay of the ability of Sellers or Acquiror, respectively, to perform a material obligation under this Agreement, including the consummation of the transactions contemplated hereby or thereby.

“Material Contract” means any contract, agreement, instrument or other legally binding and enforceable commitment to which any of the Companies is a party or is otherwise subject (other than (x) Real Property Leases or Company Benefit Plans, (y) Crop Hail Policies and FCIC Policies issued or reinsured by the Insurance Companies or (z) any reinsurance or retrocessional treaties and agreements), which (a) calls for the payment by or on behalf of any Company in excess of $1,000,000 per annum, or the delivery by any Company of goods or services with a fair market value in excess of $1,000,000 per annum, during the remaining term thereof, (b) provides for any Company to receive any payments in excess of, or any property with a fair market value in excess of, $1,000,000 or more during the remaining term thereof, (c) relates to indebtedness of more than $1,000,000, (d) relates to any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits or expenses or payments based on revenues or profits of any Company or (e) contains covenants limiting the ability of any of the Companies or any of its Affiliates to engage in any line of business or to compete with any Person that would have an effect on the Business.

“MPCI Policies” means eligible crop insurance contracts reinsured by the FCIC.

“Net Worth” means an amount equal to (i) the value of the assets of the Companies, taken as a whole, determined in accordance with the Agreed Accounting Principles minus (ii) the value of the liabilities of the Companies, taken as a whole, determined in accordance with the Agreed Accounting Principles.

“Net Worth Adjustment Amount” means the Closing Date Net Worth minus $71,733,705.

“Net Worth Adjustment Report” shall have the meaning set forth in Section 2.05(a).

“Notice of Disagreement” shall have the meaning set forth in Section 2.05(d).

“PAIC” shall have the meaning set forth in the recitals hereto.

“PAIG” shall have the meaning set forth in the recitals hereto.

“PAM” shall have the meaning set forth in the recitals hereto.

“Permits” shall have the meaning set forth in Section 3.10(a).

“Permitted Liens” means the following Liens: (a) Liens that secure debt that is reflected on the Balance Sheet; (b) Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings; (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other Liens imposed by Law for amounts not yet due; (d) Liens incurred or deposits made to a Governmental Authority in connection with a Permit; (e)  Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (f) defects of title, easements, rights-of-way, covenants, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of business; (g) Liens incurred in the ordinary course of business securing obligations or liabilities that are not individually or in the aggregate material to the relevant asset or property, respectively; (h) zoning, building and other generally applicable land use restrictions; (i) Liens that have been placed by a third party on the fee title of the real property constituting the Leased Real Property; and (j) Acquiror Liens.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association, joint venture, trust, organization or other legal entity.

“PLIC” shall have the meaning set forth in the recitals hereto.

“Post-Closing Adjustment” shall have the meaning set forth in Section 2.05(h).

“Pre-Closing Reinsurance Transactions” shall have the meaning set forth in the recitals hereto.

“Preliminary Purchase Price” shall have the meaning set forth in Section 2.04(a).

“Purchase Price” shall have the meaning set forth in Section 2.03.

“Real Property Lease” shall have the meaning set forth in Section 3.21(b).

“Recapture Agreements” means the Recapture Agreements substantially in the form of Exhibit F attached hereto to be entered into on the Closing Date by (a) PAIC, on the one hand, and CUMIS, on the other hand, and (b) CUMIS, on the one hand, and CUMIS VT, on the other hand.

“Registered Intellectual Property” shall have the meaning set forth in Section 3.11(a).

“Representative” means, with respect to any Person, the directors, officers, principals, partners, managers, members, employees, advisors, agents, stockholders, consultants, independent accountants, investment bankers, counsel or other representatives of such Person and of such Person’s Affiliates.

“Review Period” shall have the meaning set forth in Section 2.05(b).

“RMA” means the Risk Management Agency, a division of the United States Department of Agriculture responsible for administering the FCIC.

“SAP” means, as to any insurance or reinsurance company, the statutory accounting practices prescribed or permitted by applicable insurance Laws and the insurance regulatory authorities, in each case, of the jurisdiction in which such company is domiciled.

“Securities Act” means the Securities Act of 1933.

“Seller Disclosure Schedule” means the disclosure schedule dated the date hereof delivered by Sellers to Acquiror in connection with the execution and delivery of this Agreement.

“Seller Indemnified Parties” shall have the meaning set forth in Section 10.03(a).

“Seller Names and Marks” shall have the meaning set forth in Section 5.14(a).

“Sellers” shall have the meaning set forth in the preamble hereto.

“Shares” shall have the meaning set forth in the recitals hereto.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Statutory Statements” shall have the meaning set forth in Section 3.06(b).

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which (a) the issued and outstanding shares of Capital Stock having ordinary voting power to elect a majority of the board of directors (or a majority of another body performing similar functions) of such other Person (irrespective of whether at the time Capital Stock of any other class or classes of such other Person shall or might have voting power upon the occurrence of any contingency), (b) more than 50% of the interest in the capital or profits of such other Person or (c) more than 50% of the beneficial interest in such other Person, is directly or indirectly owned by such Person.

“Tax” means all taxes, assessments, charges, duties, fees and other governmental charges (including interest, penalties or additions in association therewith) including without limitation, any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, premium, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer or stamp tax, or any other tax, custom, duty, governmental fee or other like assessment or charge imposed by any Governmental Authority.

“Tax Attributes” means, with respect to any Tax, any tax basis (other than basis in the stock of any of the Companies), net operating loss carryovers, net capital loss carryovers, credits and similar Tax items of any Person.

“Tax Return” means any return, report or similar statement required or permitted to be filed with respect to any Tax (including any attached schedules), including any disclosure with respect to Taxes, information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party Claim” shall have the meaning set forth in Section 10.04(a).

“Title IV Plan” shall have the meaning set forth in Section 3.15(c).

“Transaction Agreements” means, collectively, (a) this Agreement, (b) the Transition Services Agreement, (c) the Amended and Restated Reinsurance Agreements, (d) the Administrative Services Agreement, (e) the Recapture Agreements and (f) the Bill of Sale.

“Transaction Bonus” means the “Transaction Bonus” payable to each of the individuals listed in Schedule 1.01(e) pursuant to the applicable employment or letter agreement between PAM and each such individual.

“Transferred Business” means (a) all of the Livestock Policies, (b) all of the MPCI Policies written or reinsured by the Companies on or after July 1, 2014 and (c) all of the Crop Hail Policies written or reinsured by the Companies on or after January 1, 2015.

“Transition Services Agreement” means the Transition Services Agreement substantially in the form of Exhibit G attached hereto to be entered into by CMFG Life, on the one hand, and Acquiror, on the other hand, on the Closing Date.

“XOL Agreements” means the reinsurance agreements set forth on Schedule 1.01(f).

Section 1.02                             Interpretation and Construction.  Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to Articles, Sections, Exhibits and Schedules are references to the Articles, Sections, Exhibits and Schedules to this Agreement unless otherwise specified; (c) all Exhibits and Schedules hereto and the Disclosure Schedules are hereby incorporated in and made a part of this Agreement as if set forth in full herein; (d) any capitalized terms used in any Exhibit or Schedule hereto or in any certificate or other document (including the Disclosure Schedules) made or delivered pursuant hereto shall have the meaning as defined in this Agreement unless otherwise defined therein; (e) the terms “hereof”, “herein”, “hereby”, “hereto” and “hereunder” and derivative or similar words refer to this entire Agreement as a whole, including the Exhibits and Schedules hereto and the Disclosure Schedules, and not to any particular provision hereof; (f) references to “$” shall mean U.S. dollars; (g) the words “include”,

“includes”, “including” and words of similar import when used in this Agreement shall be deemed to be followed by the words “without limitation”, unless otherwise specified; (h) the word “or” shall not be exclusive; (i) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (j) the parties hereto have each participated in the negotiation and drafting of this Agreement, and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement; (k) a reference to any Person includes such Person’s permitted successors and assigns; (l) references to a statute means such statute as amended, modified or supplemented form time to time and includes any successor legislation thereto and any rules and regulations promulgated thereunder, in each case through the date hereof; (m) references to any agreement, contract or other document are to that agreement, contract or other document as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof; (n) any reference to “days” means calendar days unless Business Days are expressly specified; and (o) when calculating the period of time before which, within which or following which any act is to be done or any step is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

ARTICLE II

PURCHASE AND SALE

Section 2.01                             Purchase and Sale of the Shares.

(a)                                 On the terms and subject to the conditions set forth in the relevant Transaction Agreements, at the Closing and immediately prior to the transaction contemplated by Section 2.01(b), the Pre-Closing Reinsurance Transactions shall be effected.

(b)                                 On the terms and subject to the conditions set forth in this Agreement, at the Closing and immediately after the transactions contemplated by Section 2.01(a), CMIC will, and CMFG Life will cause CMIC to, sell, convey, assign, transfer and deliver to Acquiror, free and clear of all Liens, other than Acquiror Liens and restrictions imposed by applicable securities and insurance Laws, and Acquiror will purchase, acquire and accept from CMIC, all of CMIC’s right, title and interest in and to the Shares.

Section 2.02                             Closing.  On the first Business Day of the month immediately following the date on which the conditions set forth in Sections 8.01(b) and 8.02(b) hereof are satisfied or waived in accordance with the terms of this Agreement, or on such other date as Sellers and Acquiror may mutually agree in writing (provided, however, that, on either such date, the other conditions to closing specified in Sections 8.01 and 8.02 are then satisfied or have been waived), the transactions contemplated by this Agreement will take place at a closing (the “Closing”) that will be held at 10:00 a.m. at the offices of Sidley Austin, One South Dearborn Street, Chicago, Illinois, 60603, or such other place as Sellers and Acquiror may agree in writing (the date on which the Closing takes place being the “Closing Date”).  The transactions contemplated hereby shall be deemed to have been consummated and become effective for all purposes as of 12:01 a.m. on the Closing Date.

Section 2.03                             Purchase Price.  The purchase price for the Shares shall be equal to $110,000,000 (the “Base Purchase Price”), plus (or, if a negative amount, minus the absolute value of) the Net Worth Adjustment Amount (as adjusted pursuant to Sections 2.04 and 2.05, the “Purchase Price”).  The Purchase Price will be paid pursuant to the provisions of Sections 2.04 and 2.05.

Section 2.04                             Payment at Closing.

(a)                                 At the Closing, Acquiror will pay to Sellers in accordance with Section 2.06(a) an amount in cash equal to the Base Purchase Price, plus (or, if a negative amount, minus the absolute value of) the Estimated Net Worth Adjustment Amount (the “Preliminary Purchase Price”).

(b)                                 Not less than five (5) Business Days prior to the anticipated Closing Date, Sellers will prepare in accordance with the Agreed Accounting Principles and deliver to Acquiror a report substantially in the form of Exhibit H attached hereto (the “Estimated Net Worth Adjustment Report”) including the Estimated Closing Date Balance Sheet and setting forth Sellers’ calculation therefrom of the Estimated Closing Date Net Worth, the Estimated Net Worth Adjustment Amount and the Preliminary Purchase Price.

Section 2.05                             Adjustment to Payment at Closing.

(a)                                 Within ninety (90) days following the Closing Date, Acquiror will prepare in accordance with the Agreed Accounting Principles and deliver to Sellers a report (the “Net Worth Adjustment Report”) including the Closing Date Balance Sheet and setting forth Acquiror’s calculation therefrom of the Closing Date Net Worth and the Net Worth Adjustment Amount.  The Net Worth Adjustment Report shall include supporting schedules, working papers and all other relevant details to enable review by Sellers thereof.  If Acquiror does not deliver the Net Worth Adjustment Report to Sellers within ninety (90) days after the Closing Date, then, at the election of Sellers, either (i) Sellers may prepare and present the Net Worth Adjustment Report within an additional ninety (90) days thereafter or (ii) the Estimated Net Worth Adjustment Report will be deemed to be the Final Net Worth Adjustment Report in accordance with Section 2.05(f).  If Sellers elect to prepare the Net Worth Adjustment Report in accordance with the immediately preceding sentence, then all subsequent references in this Section 2.05 (other than those in Section 2.05(c), (e), (g) or (h)) to Sellers, on the one hand, and Acquiror, on the other hand, will be deemed to be references to Acquiror, on the one hand, and Sellers, on the other hand, respectively.  In connection with Acquiror’s preparation of the Net Worth Adjustment Report, to the extent that Acquiror or its Representatives do not have all relevant information in their possession, Acquiror and its Representatives will be permitted to review Sellers’ work papers and any work papers of Sellers’ independent accountants relating to the preparation of the Estimated Net Worth Adjustment Report or otherwise necessary to prepare the Net Worth Adjustment Report, and Sellers will make reasonably available the individuals then in its employ, if any, responsible for and knowledgeable about the preparation of the Estimated Net Worth Adjustment Report or whose knowledge is otherwise necessary for the preparation of the

Net Worth Adjustment Report in order to respond to the reasonable inquiries of Acquiror; provided, however, that the independent accountants of Sellers will not be obligated to make any work papers available to Acquiror unless and until Acquiror has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(b)                                 During the sixty (60) days immediately following Sellers’ receipt of the Net Worth Adjustment Report (the “Review Period”), Sellers and their Representatives will be permitted to review Acquiror’s work papers and the work papers of Acquiror’s independent accountants relating to the Net Worth Adjustment Report, as well as all the books, records and other relevant information relating to the operations and finances of the Companies and the Business with respect to the period up to and including the Closing Date, and Acquiror will make reasonably available the individuals then in its employ responsible for and knowledgeable about the information used in, and the preparation of, the Net Worth Adjustment Report in order to respond to the reasonable inquiries of Sellers; provided, however, that the independent accountants of Acquiror will not be obligated to make any work papers available to Sellers unless and until Sellers have signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(c)                                  Acquiror agrees that, following the Closing through the date that the Final Net Worth Adjustment Report becomes final and binding, it will not take any actions with respect to any accounting, books, records, policies or procedures on which the Estimated Net Worth Adjustment Report is based or, if applicable, on which the Final Net Worth Adjustment Report is to be based that would impede or delay the determination of the Final Purchase Price (as defined below) or the preparation of the Notice of Disagreement or the Final Net Worth Adjustment Report in the manner and utilizing the methods contemplated by this Agreement.

(d)                                 Sellers will notify Acquiror in writing (the “Notice of Disagreement”) prior to the expiration of the Review Period if Sellers disagree with the Net Worth Adjustment Report.  The Notice of Disagreement will set forth in reasonable detail the basis for such dispute, the amounts involved and Sellers’ determination of the amount of the Closing Date Net Worth and the Net Worth Adjustment Amount.  If no Notice of Disagreement is received by Acquiror prior to the expiration of the Review Period, then the Net Worth Adjustment Report will be deemed to have been accepted by Sellers and will become final and binding upon the parties in accordance with Section 2.05(f).

(e)                                  During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Consultation Period”), Sellers and Acquiror will seek in good faith to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(f)                                   If, at the end of the Consultation Period, Sellers and Acquiror have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, then Sellers and Acquiror will submit all matters that remain in dispute with respect to the Notice of Disagreement (along with a copy of the Net Worth Adjustment Report marked to indicate those line items that are in dispute) to KPMG LLP (as determined pursuant to this Section 2.05(f), the “Independent Accountant”).  In the event that KPMG LLP refuses or is otherwise unable to act as the Independent Accountant, the parties shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the parties, in which event “Independent Accountant” shall mean such firm.  Within thirty (30) days after the submission of such matters to the Independent Accountant, or as soon as practicable thereafter, the Independent Accountant will make a final determination, binding on the parties to this Agreement, of the appropriate amount of each of the line items in the Net Worth Adjustment Report as to which Sellers and Acquiror disagree as set out in the Notice of Disagreement.  With respect to each disputed line item, such determination, if not in accordance with the position of Sellers or Acquiror, shall not be more favorable to Sellers than the amounts advocated by Sellers in the Notice of Disagreement or more favorable to Acquiror than the amounts advocated by Acquiror in the Net Worth Adjustment Report with respect to such disputed line item.  The proceeding before the Independent Accountant shall be an expert determination under the Laws of the State of New York governing expert determination and appraisal proceedings.  For the avoidance of doubt, the Independent Accountant’s review of the Net Worth Adjustment Report shall be limited to a determination of whether such document was prepared in accordance with this Agreement, and the Independent Accountant shall not review any line items or make any determination with respect to any matters not subject to a dispute in the Notice of Disagreement.  The Final Net Worth Adjustment Report that is final and binding on the parties, as determined either through (i) failure to deliver a Net Worth Adjustment Report and an election by Sellers pursuant to Section 2.05(a)(ii), (ii) failure to timely deliver a Notice of Disagreement pursuant to Section 2.05(d), (iii) agreement of the parties pursuant to Section 2.05(a) or 2.05(e) or (iv) through the action of the Independent Accountant pursuant to this Section 2.05(f), is referred to as the “Final Net Worth Adjustment Report.”  The final form of the consolidated balance sheet of the Companies as of the Closing Date reflected in the Final Net Worth Adjustment Report is referred to as the “Final Balance Sheet” and the amount of the Net Worth and Net Worth Adjustment Amount calculated therefrom, and set forth therein, are referred to as the “Final Net Worth” and the “Final Net Worth Adjustment Amount”, respectively.

(g)                                  The cost of the Independent Accountant’s review and determination will be shared equally by Sellers, on the one hand, and Acquiror, on the other hand.  During the review by the Independent Accountant, Acquiror and Sellers will each make available to the Independent Accountant interviews with such individuals, and such information, books and records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under Section 2.05(f); provided, however, that the independent accountants of Sellers or Acquiror will not be obligated to make any work papers available to the Independent Accountant unless and until such firm has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(h)                                 The “Post-Closing Adjustment” will be the amount equal to the Final Net Worth Adjustment Amount minus the Estimated Net Worth Adjustment Amount.  If the Post-Closing Adjustment is a positive amount, then Acquiror will pay in cash to Sellers the amount of the Post-Closing Adjustment.  If the Post-Closing Adjustment is a negative amount, then Sellers will pay in cash to Acquiror an amount equal to the absolute value of the Post-Closing Adjustment.  Any such payment will be made within five (5) Business Days after the Final Purchase Price is determined, together with interest thereon at the Interest Rate calculated and payable in accordance with Section 2.07.  The Purchase Price, as finally determined pursuant to this Section 2.05(h), shall be referred to herein as the “Final Purchase Price.”

Section 2.06                             Closing Deliveries.

(a)                                 At the Closing, Acquiror will deliver or cause to be delivered to Sellers the following:

(i) an amount equal to the Preliminary Purchase Price by wire transfer of immediately available funds to an account (or accounts) designated in writing by Sellers at least two (2) Business Days prior to the Closing;

(ii) an amount equal to the CMFG Life Facility Closing Date Debt Balance by wire transfer of immediately available funds to an account (or accounts) designated in writing by Sellers at least two (2) Business Days prior to the Closing;

(iii) an amount equal to the JPMorgan Facility Closing Date Debt Balance by wire transfer of immediately available funds to an account (or accounts) of JPMorgan Chase Bank, N.A. designated in writing by Sellers at least two (2) Business Days prior to the Closing;

(iv) the duly executed certificate referred to in Section 8.01(a)(iv);

(v) a duly executed counterpart of (A) the Transition Services Agreement, (B) the Amended and Restated Reinsurance Agreements and (C) the Administrative Services Agreement;

(vi) copies (or other evidence) of the approvals of the Governmental Authorities listed in Section 4.03 of the Acquiror Disclosure Schedule;

(vii) a duly executed certificate of the secretary or an assistant secretary of Acquiror, dated as of the Closing Date, as to the resolutions duly and validly adopted by the board of directors, or other governing body, of Acquiror evidencing its authorization of the execution, delivery and performance of the Transaction Agreements to which Acquiror is a party; and

(viii) such other certificates, documents and instruments as may be reasonably necessary to consummate the transactions contemplated by the Transaction Agreements.

(b)                                 At the Closing, Sellers will deliver or cause to be delivered to Acquiror the following:

(i) one or more stock certificates evidencing the Shares owned by CMIC, duly endorsed in blank or accompanied by stock powers duly executed in blank;

(ii) written resignations of each of the directors of each of the Companies;

(iii) the duly executed certificates referred to in Section 8.02(a)(iv);

(iv) a duly executed counterpart of (A) the Transition Services Agreement, (B) the Amended and Restated Reinsurance Agreements, (C) the Administrative Services Agreement, (D) the Recapture Agreements, (E) the Bill of Sale and (F) the CMFG Life Facility Termination and Release;

(v) copies (or other evidence) of the approvals of the Governmental Authorities listed in Section 3.05 of the Seller Disclosure Schedule;

(vi) a duly executed certificate of the secretary or an assistant secretary of each Seller, dated as of the Closing Date, as to the resolutions duly and validly adopted by the board of directors, or other governing body, of such Seller evidencing such Seller’s authorization of the execution, delivery and performance of the Transaction Agreements to which such Seller is a party;

(vii) a certification of non-foreign status of CMIC, for purposes of Section 897 and 1445 of the Code; and

(viii) such other certificates, documents and instruments as may be reasonably necessary to consummate the transactions contemplated by the Transaction Agreements.

Section 2.07                             Payments and Computations.  Each party will make each payment due to the other parties to this Agreement pursuant to this Article II as early as practicable on the day when due.  All payments will be paid by wire transfer of immediately available funds to the account or accounts designated by the party receiving such payment no later than two (2) Business Days preceding the date of payment.  All computations of interest will be at the Interest Rate on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.  Whenever any payment under this Agreement will be due on a day other than a Business Day, such payment will be made on the next succeeding Business Day, and such extension of time will be included in the computation of payment of interest.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the correspondingly numbered Section of the Seller Disclosure Schedule, Sellers hereby jointly and severally represent and warrant to Acquiror as of the date hereof and as of the Closing Date as follows:

Section 3.01                             Incorporation, Qualification and Authority of Sellers.

(a)                                 Each Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite power and authority to operate its business as now conducted and is duly qualified as a foreign corporation to do business, and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for failures to be so qualified or be in good standing that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect with respect to Sellers.

(b)                                 Each Seller has all requisite corporate power to enter into, consummate the transactions contemplated by and carry out its obligations under, the Transaction Agreements to which it is or will be a party.  The execution and delivery by each Seller of the Transaction Agreements to which it is or will be a party, and the consummation by each Seller of the transactions contemplated by, and the performance by each Seller of its obligations under, such Transaction Agreements have been (or will be prior to Closing) duly authorized by all requisite corporate action on the part of each Seller.  This Agreement has been, and upon execution and delivery of the other Transaction Agreements to which each Seller is or will be a party, such other Transaction Agreements will be, duly executed and delivered by each Seller, and this Agreement constitutes (assuming due authorization, execution and delivery by Acquiror), and upon execution and delivery of the other Transaction Agreements to which each Seller is or will be a party, such other Transaction Agreements will constitute (assuming due authorization, execution and delivery by each other party to such Transaction Agreements), the legal, valid and binding obligation of each Seller, enforceable against it in accordance with its terms, subject in each case to the effect of any applicable bankruptcy, rehabilitation, reorganization, insolvency, receivership, conservatorship, liquidation, moratorium, fraudulent conveyance, or similar Laws relating to or affecting creditors’ rights generally and to the effect of general equitable principles, regardless of whether considered in a proceeding in equity or at law (collectively, the “Enforceability Exceptions”).

Section 3.02                             Incorporation, Qualification and Authority of the Companies.

(a)                                 Each of the Companies is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite power and authority to operate its business as now conducted.  Each of the Companies is duly qualified as a foreign corporation to do business and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for failures to be so qualified or be in good standing that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect with respect to the Business.

(b)                                 Each of the Companies has all requisite corporate power to enter into, consummate the transactions contemplated by and carry out its obligations under, the Transaction Agreements to which it is or will be a party.  The execution and delivery by each of the Companies of the Transaction Agreements to which it is or will be a party, and the consummation by each of the Companies of the transactions contemplated by, and the performance by each of the Companies of its obligations under, such Transaction Agreements have been (or will be prior to Closing) duly authorized by all requisite corporate action on the part of such Company.  Upon execution and delivery of the Transaction Agreements to which each of the Companies is or will be a party, such Transaction Agreements will be duly executed and delivered by such Company, and such Transaction Agreements will constitute (assuming due authorization, execution and delivery by each other party to such Transaction Agreements), the legal, valid and binding obligation of each Company, enforceable against it in accordance with its terms, subject in each case to the effect of the Enforceability Exceptions.

Section 3.03                             Capital Structure of the Companies; Ownership and Transfer of the Shares; Subsidiaries.

(a)                                 Section 3.03(a) of the Seller Disclosure Schedule sets forth (i) all the authorized Capital Stock of each of the Companies and (ii) the number of shares of each class or series of Capital Stock of each of the Companies that are issued and outstanding, together with the registered holder thereof.  Except as set forth in Section 3.03(a) of the Seller Disclosure Schedule, there are no shares of Capital Stock of any of the Companies issued and outstanding.  All the outstanding shares of Capital Stock of each of the Companies have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or subscription rights.  There are no options, calls, warrants or convertible or exchangeable securities, or conversion, preemptive, subscription or other rights, or agreements, arrangements or commitments, in any such case, obligating or which may obligate any of the Companies to issue, sell, purchase, return or redeem any of their respective Capital Stock or securities convertible into or exchangeable for any of their respective Capital Stock, and there are no shares of Capital Stock of any of the Companies reserved for issuance for any purpose.  There are no capital appreciation rights, phantom stock plans, securities with participation rights or features, or similar obligations and commitments of any of the Companies.

(b)                                 Sellers directly or indirectly own all the outstanding shares of Capital Stock of each of the Companies, free and clear of all Liens, other than any restrictions imposed by applicable securities and insurance Laws.  There are no voting trusts, stockholder agreements, proxies or other rights or agreements in effect with respect to the voting, transfer or dividend rights of the Capital Stock of any of the Companies. Sellers have the corporate power and authority to sell, convey, assign, transfer and deliver the Shares as provided in this Agreement, and the sale, conveyance, assignment, transfer and delivery of the Shares as contemplated by this Agreement will convey to Acquiror good and marketable title to such Shares, free and clear of any and all Liens, other than Acquiror Liens and restrictions imposed by applicable securities and insurance Laws.

(c)                                  PAIG has no Subsidiaries other than PAM, PAIC, CHMI and PLIC.  CHMI is duly licensed or authorized as an attorney-in-fact in the State of Texas for PLIC.

Section 3.04                             No Conflict.  Provided that all consents, approvals, licenses, permits, orders, qualifications, authorizations, filings, notifications and other actions described in Section 3.05 of the Seller Disclosure Schedule have been obtained or taken, except as may result from any facts or circumstances solely relating to Acquiror or its Affiliates (as opposed to any other third party), the execution, delivery and performance by Sellers of, and the consummation by Sellers of the transactions contemplated by, the Transaction Agreements do not and will not (a) violate or conflict with the organizational documents of either Seller or any of the Companies, (b) conflict with or violate any Law or other Governmental Order applicable to Sellers or any of the Companies or by which any of them or any of their respective properties or assets is bound or subject or (c) result in any breach of or the loss of any benefit under, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would constitute a default) under, or give to any Person any rights of termination, acceleration or cancellation of, or result in the creation of any Lien on any of the assets or properties of any of the Companies pursuant to, any agreement, lease, note, bond, loan or credit agreement, mortgage or indenture to which any of the Companies is a party or by which any of them or any of their respective properties or assets is bound, except, in the case of clauses (b) and (c), any such violations, conflicts, breaches, loss of benefits, defaults, rights or Liens that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect with respect to the Business or Sellers.

Section 3.05                             Consents and Approvals.  Except as set forth in Section 3.05 of the Seller Disclosure Schedule, or as may result from any facts or circumstances solely relating to Acquiror or its Affiliates (as opposed to any other third party), the execution and delivery by each Seller of the Transaction Agreements to which it is or will be a party do not, and the performance by such Seller of, and the consummation by such Seller of the transactions contemplated by, such Transaction Agreements will not, require any consent, approval, license, permit, order, qualification, authorization of, or registration or other action by, or any filing with or notification to, any Governmental Authority (except in connection, or in compliance, with the notification and waiting period requirements of the HSR Act, if applicable), to be obtained or made by Sellers or any of the Companies.  Sellers currently intend after the Closing to continue to, and intend to cause their then remaining insurance company Subsidiaries to, participate in their respective lines of business (except the Business) as they are currently conducted in all material respects.

Section 3.06                             Financial Information; Absence of Undisclosed Liabilities.

(a)                                 Section 3.06(a) of the Seller Disclosure Schedule sets forth (i) the unaudited balance sheet of the Business as of and for the annual period ended December 31, 2013 and the related unaudited statement of income of the Business as of and for the annual period ended December 31, 2013 and (ii) the unaudited balance sheet of the Business as of and for the six-month period ended June 30, 2014 and the related unaudited statement of income of the Business as of and for the six-month period ended June 30, 2014 (collectively, the “Business Financial Statements”).  The Business Financial Statements have been prepared in all material respects in accordance with the principles, practices, exceptions and methodologies set forth in Section 3.06(a) of the Seller Disclosure Schedule, and present fairly, in all material respects, the financial condition and the income of the Business as of their respective dates and for the respective periods covered thereby, subject to the absence of footnotes and, in the case of interim Business Financial Statements, to normal year-end recurring adjustments.

(b)                                 Sellers have made available to Acquiror copies of the following statutory statements, in each case together with the exhibits, schedules and notes thereto (collectively, the “Statutory Statements”), (i) the annual statement of each Insurance Company and CUMIS VT as of and for the annual period ended December 31, 2013, in each case as filed with the insurance regulatory authority of the jurisdiction of domicile of such Insurance Company or CUMIS VT, as applicable, and (ii) the quarterly statements of each Insurance Company and CUMIS VT as of and for the quarterly periods ended March 31, 2014 and June 30, 2014, each as filed with the insurance regulatory authority of the jurisdiction of domicile of such Insurance Company or CUMIS VT, as applicable.  Each of the Statutory Statements has been prepared in all material respects in accordance with SAP (subject, in the case of quarterly statements, to normal year-end recurring adjustments) and in conformity with the practices consistently applied by the Insurance Companies or CUMIS VT, as applicable, and presents fairly, in all material respects, the statutory financial position and results of operations of the Insurance Companies and CUMIS VT as of their respective dates and for the respective periods covered thereby.

(c)                                  Other than liabilities or obligations (i) arising under or in connection with any Crop Hail Policies or FCIC Policies issued or reinsured by the Insurance Companies, (ii) arising under any Material Contracts other than as a result of a default or breach thereof, (iii) as reflected or reserved against in the Balance Sheet, the Statutory Statements, the Business Financial Statements or the Estimated Closing Date Balance Sheet or (iv) that were incurred in the ordinary course of business since December 31, 2013, none of the Companies have any liabilities or obligations of a type that would be required under GAAP to be reflected on a financial statement.

Section 3.07                             Absence of Certain Changes.  Except as contemplated by this Agreement, from December 31, 2013 to the date hereof, the Business has been operated in all respects in the ordinary course of business, and there has not occurred any event or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect with respect to the Business.

Section 3.08                             Absence of Litigation.

(a)                                 As of the date hereof, there are no Actions (other than claims arising in the ordinary course of business or otherwise under or in connection with (x) Crop Hail Policies or FCIC Policies comprising the Transferred Business within applicable policy limits or (y) the CUMIS Retained Business) pending or, to the Knowledge of Sellers, threatened in writing against (i) either Seller or (ii) any of the Companies, in either case that, individually or in the aggregate, would reasonably be expected to result in Losses to the Companies or the Transferred Business in excess of $500,000.

(b)                                 As of the date of hereof, there are no Actions pending or, to the Knowledge of Sellers, threatened in writing against either Seller or any of the Companies that question the validity of, or seek injunctive relief with respect to, any of the Transaction Agreements or the right of Sellers to enter into any of such Transaction Agreements.

Section 3.09                             Compliance with Laws.

(a)                                 None of the Companies is in violation of any Laws or Governmental Orders existing as of the date hereof which are applicable to it or its assets, properties or businesses.

(b)                                 None of the Companies is a party to, or bound by, any material Governmental Order applicable to such Company or any of its assets, properties or businesses, other than any Governmental Order that is generally applicable to all Persons in a business similar to that of the Business.

Section 3.10                             Governmental Licenses and Permits.

(a)                                 All material governmental qualifications, registrations, filings, licenses, permits, approvals or authorizations held by the Companies (collectively, the “Permits”) are all the Permits that are necessary for the Companies to conduct their respective businesses and to own or use their respective assets and properties, as such businesses, assets and properties are conducted, owned and used on the date hereof.

(b)                                 (i) To the Knowledge of Sellers, all Permits are valid and in full force and effect as of the date hereof and (ii) none of the Companies, as of the date hereof, is the subject of any pending or, to the Knowledge of Sellers, threatened Action seeking the revocation, suspension, termination, modification or impairment of any Permit.

(c)                                  Section 3.10(c) of the Seller Disclosure Schedule sets forth, as of the date hereof, a true and correct list of (i) each jurisdiction in which the Insurance Companies are qualified or licensed to do business as insurance companies and (ii) each jurisdiction in which PAM is qualified or licensed to business as a managing general agent.

Section 3.11                             Intellectual Property.

(a)                                 Section 3.11(a) of the Seller Disclosure Schedule sets forth, as of the date hereof, a true and correct list of all (i) registered copyrights, registered trademarks, issued patents, and pending applications for any of the foregoing, owned by each of the Companies (“Registered Intellectual Property”) and (ii) proprietary Software owned by each of the Companies that is material to the operation of their respective businesses and the Transferred Business.

(b)                                 Section 3.11(b) of the Seller Disclosure Schedule sets forth, as of the date hereof, to the Knowledge of Sellers, a true and correct list of all written agreements to which any of the Companies is a party that relate to the use by it of any Intellectual Property that is material to its respective business and the Transferred Business, excluding (i) written agreements from any current or former employee and any written agreements from agents, consultants, contractors or others who have provided products or performed services in the ordinary course of business and (ii) any agreements licensing rights in commercially available Software.

(c)                                  The Intellectual Property owned by the Companies and the Intellectual Property licensed or made available to the Companies pursuant to the Transaction Agreements constitutes all of the Intellectual Property owned by Sellers and their Affiliates (including the Companies) used by the Companies that is necessary to the operation of their respective businesses and the Transferred Business, as such business or Transferred Businesses, as the case may be, is being conducted on the date hereof.

(d)                                 To the Knowledge of Sellers, the Companies’ operation of their respective businesses and the Transferred Business as currently conducted does not infringe upon, violate, dilute or misappropriate any Intellectual Property right of any Person in any material respect.  Since January 1, 2012, no Seller or Company has received any written claim or notice from any Person that any of the Companies is engaging in any activity that infringes upon, violates, dilutes or misappropriates any Intellectual Property right of any Person.  To the Knowledge of Sellers, none of the employees, agents, consultants, contractors or others who have contributed to or participated in the discovery, creation or development of any Intellectual Property on behalf of the Companies for use in connection with the Companies’ operation of their respective businesses or the Transferred Business have any right, title or interest in or to any of the Intellectual Property owned by such Company that is material to the operation of such business or Transferred Business.

(e)                                  To the Knowledge of Sellers, the Registered Intellectual Property material to the operation of the Companies’ respective businesses and the Transferred Business is valid and enforceable in all material respects and no Seller or Company has, through any action or omission, impaired or otherwise adversely affected in any material respect the rights of any Company in any of such Registered Intellectual Property.  The Companies have taken commercially reasonable steps to maintain the confidentiality of all Intellectual Property of the Companies, taken as a whole, the value of which to the Companies is contingent upon maintaining the confidentiality thereof.

(f)                                   This Section 3.11 contains the sole and exclusive representations and warranties pertaining to Intellectual Property and Software.

Section 3.12                             Environmental Matters.  (a) To the Knowledge of Sellers, none of the Companies has received a written notice, request for information, claim or demand from any Governmental Authority or third party alleging liability in connection with any release, discharge or disposal of a Hazardous Material into the environment or the violation of any Environmental Law; (b) to the Knowledge of Sellers, there has been no release, discharge or disposal of Hazardous Materials on, at or under any real property owned or leased by any of the Companies during the period that it was owned or leased by any Company or arising out of the conduct by the Companies of their respective businesses, that would reasonably be expected to result in the imposition of any material liability to any of the Companies under Environmental Laws; (c) to the Knowledge of Sellers, none of the Leased Real Properties is subject to any Lien in favor of any Governmental Authority for (i) liability under any Environmental Laws or (ii) material costs incurred by a Governmental Authority in response to a release or threatened release of a Hazardous Material into the environment; (d) to the Knowledge of Sellers, with respect to the Leased Real Properties, or the operation by the Companies of their respective businesses thereon, there are no judicial or administrative proceedings pending or threatened arising under or relating to an Environmental Law or making any claim based on an Environmental Law for personal injury, wrongful death or property damage; and (e) to the Knowledge of Sellers, the Companies have operated and are operating their respective businesses in compliance in all material respects with any applicable Environmental Laws.  For the avoidance of doubt, nothing in this Section 3.12 shall be interpreted as a representation or warranty regarding any Losses relating to or arising from environmental matters under Crop Hail Policies and FCIC Policies issued or reinsured by the Insurance Companies.  This Section 3.12 contains the sole and exclusive representations and warranties pertaining to environmental matters, Environmental Laws and Hazardous Materials.

Section 3.13                             Material Contracts.  Section 3.13 of the Seller Disclosure Schedule sets forth a true and correct list of each of the Material Contracts as in effect on the date hereof.  Each Material Contract is a legal, valid and binding obligation of a Company, and, as of the date hereof, to the Knowledge of Sellers, each other party to such Material Contract, and is enforceable against such Company, and, as of the date hereof, to the Knowledge of Sellers, each such other party, in accordance with its terms (except in each case as may be limited by the Enforceability Exceptions), and no Company or, as of the date hereof, to the Knowledge of Sellers, any other party to a Material Contract is in default or breach or has failed to perform any material obligation under a Material Contract, and, as of the date hereof, to the Knowledge of Sellers, there does not exist any event, condition or omission that would constitute such a breach or default (whether by lapse of time or notice or both).

Section 3.14                             Affiliate Transactions.

(a)                                 Section 3.14(a) of the Seller Disclosure Schedule sets forth a true and correct list, as of the date hereof, of all contracts, agreements, leases, licenses and other instruments between any Company, on the one hand, and either Seller or any Affiliate of either Seller (other than any Company), on the other hand (collectively, “Intercompany Agreements”).

(b)                                 Section 3.14(b) of the Seller Disclosure Schedule sets forth a true and correct list, as of the date hereof, of all contracts, agreements, leases, licenses and other instruments (i) between any Company, on the one hand, and any officer, director, employee or consultant of either Seller or any Affiliate of either Seller (other than any Company), or any Person related by blood or marriage to such natural Person, on the other hand, and (ii) between either Seller or any Affiliate of either Seller (other than any Company), on the one hand, and any Employee, on the other hand.

Section 3.15                             Employee Benefits; Employees.

(a)                                 Section 3.15(a)(i) of the Seller Disclosure Schedule sets forth a true and correct list of all “employee benefit plans”, as defined in Section 3(3) of ERISA, sponsored, maintained, contributed to, or required to be contributed to by any of the Companies or with respect to which any of the Companies has or could have any liability (other than liability that arises solely out of, or is related solely to, a Title IV Plan sponsored or maintained solely by an ERISA Affiliate thereof) (each such plan required to be listed in Section 3.15(a) of the Disclosure Schedule, a “Company ERISA Plan”).  With respect to each Company ERISA Plan, Sellers have made available to Acquiror a true and correct copy of (i) each written plan document or agreement and all amendments thereto (or, if a written document or agreement does not exist, a written summary of the terms thereof), (ii) each trust agreement, insurance contract or administration agreement relating to such plan or agreement, (iii) the most recent summary plan description or other written explanation of such plan provided to participants, (iv) the most recent annual reports (Form 5500) filed with the IRS and all schedules and reports thereto and (v) the most recent determination, opinion or advisory letter and request therefor, if any, issued by the IRS with respect to any such plan intended to be qualified under Section 401(a) of the Code.  With respect to each incentive, profit-sharing, stock option, stock purchase, other equity-based, employment, consulting, compensation, vacation or other leave, change in control, retention, supplemental retirement, severance, health, medical, disability, life insurance, deferred compensation and other employee or service provider compensation or benefit plans, programs, policies, understandings and agreements, in each case, in which one or more Employees participate or to which the Companies are bound or have or could have any liability (each, a

“Company Compensation Commitment”), Section 3.15(a)(ii) of the Seller Disclosure Schedule sets forth a true and correct list thereof and Sellers have made available to Acquiror a true and correct copy of either (x) the written plan document or agreement and all amendments thereto (or, if a written document or agreement does not exist, a written summary of the terms thereof) and (y) the most recent summary plan description or other written explanation of such plan provided to participants.  The Company ERISA Plans and Company Compensation Commitments are referred to herein as the “Company Benefit Plans”.  No Employees participate in any “employee benefit plans”, as defined in Section 3(3) of ERISA, sponsored or maintained by Sellers.

(b)                                 Each Company Benefit Plan has been operated and administered in compliance with its terms and with applicable Law, including ERISA and the Code, other than any non-compliance that individually or in the aggregate would not have a Material Adverse Effect with respect to the Business.  There are no pending or, to Sellers’ Knowledge, threatened disputes or claims involving a Company Benefit Plan (other than routine claims for benefits) that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect with respect to the Business.  No Company ERISA Plan, nor any other “employee benefit plan”, as defined in Section 3(3) of ERISA, sponsored or maintained by an ERISA Affiliate of the Companies, is or at any relevant time was a (i) “multiemployer plan” as such term is defined in Section 3(37) of ERISA, (ii) a multiple employer plan as described in Section 413(c) of the Code or (iii) a multiple employer welfare benefit arrangement (as defined in Section 3(40)(A) of ERISA).  Each Company ERISA Plan that is intended to be qualified under Section 401(a) of the Code has received (or timely filed an application for) a favorable determination, opinion or advisory letter from the IRS that such plan is so qualified and no action or amendment has been taken or made that could be reasonably anticipated to adversely affect the qualified status of such plan.

(c)                                  Section 3.15(c) of the Seller Disclosure Schedule lists each “employee benefit plan”, as defined in Section 3(3) of ERISA, sponsored, maintained, contributed to, or required to be contributed to by any of the Companies or any ERISA Affiliate of the Companies or with respect to which any of the Companies or any ERISA Affiliate of the Companies has or could have any liability that is or at any relevant time was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA (each, a “Title IV Plan”).  Except as would not create a material liability with respect to the Business, (i) no Title IV Plan has failed to meet the minimum funding standard (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA; (ii) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any Title IV Plan and no condition exists that could reasonably be expected to present a risk that such proceedings will be instituted; (iii) no “reportable event” (as defined in Section 4043 of ERISA) has occurred with respect to any Title IV Plan, nor has notice of any such event been required to be filed for any Title IV Plan, in any case within the past 12 months; (iv) no Title IV Plan has failed to satisfy the minimum funding standard (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and none of the Companies or any ERISA Affiliate thereof has an outstanding funding waiver with respect to any Title IV Plan, and there has been no determination that any such plan is, or is expected to be, in “at risk” status (within the meaning of Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (v) the present value of all accrued benefits under any Title IV Plan (based on those assumptions used to fund such plan) did not, as of the most recent annual valuation date in respect of each such plan, exceed the fair market value of the assets of the plan allocable to such benefits.  Except as would not create a material liability with respect to the Business, neither the Companies nor ERISA Affiliate thereof has incurred any liability under Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA that has not been satisfied in full.  The consummation of the transactions contemplated by this Agreement will not result in any liability to, or encumbrance on the assets, of any Company (whether actual or contingent) under Title IV of ERISA.

(d)                                 Except as set forth in Section 3.15(d) of the Seller Disclosure Schedule, no Company Benefit Plan provides or is required to provide to any Employee (or former employee of any Company) and no Companies are required to provide any post-termination or retiree welfare benefits other than coverage mandated by COBRA.  None of the Companies has or could reasonably be expected to have any material liability on account of a violation of COBRA or similar state Law.

(e)                                  Except as would not individually or in the aggregate create a material liability with respect to the Business, no “prohibited transaction” under Section 4975 of the Code or Sections 406 and 407 of ERISA, not otherwise exempt under the Code or ERISA, has occurred with respect to any Company Benefit Plan.

(f)                                   Section 3.15(f) of the Seller Disclosure Schedule sets forth a true, correct and complete list, as of the payroll period immediately preceding the effective date of this Agreement, of all Employees, along with each such, employing entity, job title, status as exempt or non-exempt under the Fair Labor Standards Act, original hire date, service date, current base compensation, leave status (including nature and anticipated duration of any leave) and accrued but unused vacation and sick pay.  The Employees required to be listed pursuant to the immediately preceding sentence represent the entirety of individual employees of the Companies or their Affiliates who provide services primarily with respect to the Business.  There are no collective bargaining agreements or other labor agreements relating to the Business or to which any Company is a party or by which any Company is bound.

(g)                                  Except as would not individually or in the aggregate have a Material Adverse Effect with respect to the Business, no Company is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any amount that would be subject to the provisions of Sections 280G or 4999 of the Code (without regard to the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5) of the Code) as a result of the transactions contemplated by this Agreement.  No Company has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 of the Code.

(h)                                 With respect to any agreement, contract, plan or other arrangement (whether or not written) to which any of the Companies is a party that is a nonqualified deferred compensation plan or arrangement subject to Section §409A, except as would not individually or in the aggregate have a material effect on the Business, each plan or arrangement complies with the requirements of Section 409A(a)(2), (3) and (4) and any Internal Revenue Service guidance issued thereunder (except that to the extent Internal Revenue Service guidance allows Section 409A to be satisfied by maintenance of a plan in good faith compliance with Section 409A, such plan or arrangement has been so maintained) and no amounts under any such plan or arrangement is or has been subject to the interest and additional tax set forth under Section 409A(a)(1)(B).  None of the Companies have any actual or potential obligation to reimburse or otherwise “gross-up” any Person for the interest or additional tax set for the under Section 409A(a)(1)(B).

(i)                                     Since January 1, 2012, each of the Companies: (i) has been in compliance with all applicable federal, state, local, foreign and other Laws which relate to employment, equal employment opportunity (including Laws prohibiting employment discrimination, harassment or retaliation), wages, hours, leaves, workers’ compensation, disability, occupational health and safety, immigration, collective bargaining, secondment, contractors and temporary employees, other employment terms and conditions, and plant closings and layoffs (including the Worker Adjustment and Retraining Notification Act and comparable state, local or other Laws), except for such non-compliance as has not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Business; and (ii) has not been (individually or collectively in any respect) liable for any arrears of wages, other compensation or benefits, or any taxes or penalties for failure to comply with any of the foregoing, except for such liability as has not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Business.

(j)                                    This Section 3.15 contains the sole and exclusive representations and warranties pertaining to employees, employee benefit plans or ERISA.

Section 3.16                             Insurance Issued by the Insurance Companies.

(a)                                 Since January 1, 2012, all benefits due and payable by or on behalf of the Insurance Companies under the Crop Hail Policies and FCIC Policies issued or reinsured by the Insurance Companies have in all material respects been paid in accordance with the terms of the Crop Hail Policy or FCIC Policy under which they arose, except for such benefits for which an Insurance Company believes there is a reasonable basis to contest payment.

(b)                                 All policy forms for Crop Hail Policies and FCIC Policies issued by the Insurance Companies, and all amendments, applications, and certificates pertaining thereto, where required by applicable Laws, are on forms approved by the FCIC or the other applicable Governmental Authorities or on forms that have been filed and not objected to (or such objection has been resolved) by the FCIC or Governmental Authorities within the period provided by applicable Laws for objection, subject to immaterial exceptions.

(c)                                  Any rates of the Insurance Companies currently in use by the Insurance Companies that are required to be filed with or approved by any Governmental Authority have been so filed or approved and the rates currently used by the Insurance Companies conform thereto, subject to immaterial exceptions.

(d)                                 As of the date hereof, there are no material unpaid claims or assessments made against the Insurance Companies by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guarantee fund.

Section 3.17                             Reinsurance.  Section 3.17 of the Seller Disclosure Schedule sets forth a true and correct list, as of the date hereof, of all reinsurance and retrocessional treaties and agreements (a) to which the Insurance Companies are parties and have any existing material rights or obligations or (b) pursuant to which either Seller or any of their respective Affiliates (other than the Insurance Companies) cedes or reinsures any of the Transferred Business and have any existing material rights or obligations, each of which treaties and agreements is a legal, valid and binding obligation of the Insurance Company, Seller or its Affiliate that is a party thereto and, as of the date hereof, to the Knowledge of Sellers, each of the other parties thereto, and is enforceable against such Insurance Company, Seller or Affiliate, and, as of the date hereof, to the Knowledge of Sellers, each such other party, in accordance with its terms (except in each case as may be limited by the Enforceability Exceptions).  None of the Insurance Companies, Sellers or any of their respective Affiliates or, to the Knowledge of Sellers, any of the other parties thereto, as of the date hereof, are in default under any such reinsurance or retrocessional treaty or agreement where such default gives rise to any right of termination, acceleration or cancellation to the other party or parties thereto.  Since January 1, 2012, to the date hereof, none of the Insurance Companies, Sellers or any of their respective Affiliates has received any written notice from any applicable reinsurer that any amount of reinsurance ceded by an Insurance Company, a Seller or one of its Affiliates will be uncollectible or otherwise defaulted upon.  As of the date hereof, there are no pending or, to the Knowledge of Sellers, threatened Actions with respect to any reinsurance or retrocessional treaties or agreements set forth in Section 3.17 of the Seller Disclosure Schedule.

Section 3.18                             Insurance Agents.

(a)                                 To the Knowledge of Sellers, as of the date hereof, all Persons properly appointed by the Insurance Companies and required to be licensed by a Governmental Authority who submitted to the Insurance Companies one or more applications for insurance written as part of the Transferred Business (each, an “Insurance Agent”), at the time such Insurance Agent wrote, sold, produced or managed such business, was duly licensed as required by Law (for the type of business written, sold, produced or managed on behalf of the Insurance Companies).  The Insurance Companies have written procedures designed to provide assurance that Insurance Agents representing the Insurance Companies (i) are appointed in compliance with all applicable Law and (ii) comply with all applicable Law.

(b)                                 Section 3.18(b)(i) of the Seller Disclosure Schedule sets forth the standard form of agreement between the Insurance Companies and their Insurance Agents in existence on the date hereof.  Section 3.18(b)(ii) of the Seller Disclosure Schedule sets forth a true and correct list of the fees (expressed as a percentage of premium) paid to each of the Insurance Agents for each line of business.  There are no side agreements or other agreements (whether oral or written) between any of the Companies and their Insurance Agents which require the payment of compensation with respect to the production of Crop Hail Policies or FCIC Policies in excess of the amounts payable as set forth in Section 3.18(b)(ii) of the Seller Disclosure Schedule.

Section 3.19                             Market Conduct.  Since January 1, 2012, the Insurance Companies have marketed, sold and issued Crop Hail Policies and FCIC Policies of the Insurance Companies in compliance in all material respects with all applicable Law in the respective jurisdictions in which such Crop Hail Policies and FCIC Policies have been sold.  All advertising, promotional and sales materials and other marketing practices currently used by the Insurance Companies are currently in compliance in all material respects with applicable Law.

Section 3.20                             Insurance.  Section 3.20 of the Seller Disclosure Schedule sets forth a true and correct list of all current property and liability insurance policies covering any of the Companies.  All such policies are in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any such insurance policy is not willing or able to perform its obligations thereunder has been received by any of the Companies or either Seller and, to the Knowledge of Sellers, none of the Companies is in default of any provision thereof, except for such defaults that, individually or in the aggregate, have not had, and would not be reasonably expected to have, a Material Adverse Effect with respect to the Business.

Section 3.21                             Property.

(a)                                 None of the Companies own any real property.

(b)                                 Section 3.21(b) of the Seller Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all real property leased, subleased, licensed or occupied by any Company, as lessee, sublessee, licensee or occupant (each a “Real Property Lease”, with the real properties specified in such leases, subleases, licenses and occupancy agreements being referred to herein as a “Leased Real Property”).  Each such Company has a legal, valid and enforceable leasehold interest under each of the Real Property Leases, subject to Permitted Liens and to the Enforceability Exceptions, and none of Sellers or any of the Companies, as of the date hereof, has received any written notice of any default under any Real Property Lease, and to the Knowledge of Sellers, no event has occurred and no condition exists that, with notice or lapse of time, or both, would constitute a default by the Companies under any of the Real Property Leases, except such defaults that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect with respect to the Business.  None of the Companies has assigned, sublet, transferred, disposed of, or permitted to exist any Lien, except for Permitted Liens, on its interest in any Real Property Lease.  Sellers have made available to Acquiror true and correct copies of the Real Property Leases as in effect as of the date hereof, together with all material amendments, modifications or supplements, if any, thereto.

(c)                                  Each of the Companies is in possession of and has title to, or has legal and valid leasehold interests in or legal and valid rights under contract to use, all tangible personal property used in the conduct of their respective businesses and the Transferred Business, as such business or Transferred Business, as the case may be, is being conducted on the date hereof and such tangible personal property is free and clear of all Liens, other than Permitted Liens.

Section 3.22                             Taxes.  (a) All Tax Returns required to have been filed by or with respect to the Companies have been timely filed (taking into account extensions properly obtained) and are complete and accurate in all material respects and were prepared in material compliance with all applicable laws and regulations; (b) all material Taxes due (whether or not shown on any Tax Return) have been timely paid; (c) no extension of time within which to file any Tax Return referred to in Section 3.22(a) is in effect; (d) no written claim has ever been made by any authority in a jurisdiction where the Companies do not file Tax Returns that any of the Companies may be subject to taxation by that jurisdiction; (e) no waiver of any statute of limitations relating to Taxes for which the Companies are liable has been granted and no extension of time with respect to a Tax assessment or deficiency has been agreed to; (f) there is no audit or administrative or judicial proceeding pending or being conducted with respect to Taxes payable by the Companies (including jurisdictions where the Companies have not filed Tax Returns); (g) all deficiencies or proposed adjustments for any amount of Tax proposed, asserted or assessed, in each case, in writing, by any taxing authority against the Companies have been paid in full or otherwise resolved; (h) there are no Liens for Taxes (other than Taxes not yet due and payable) upon the assets of the Companies except for Permitted Liens; (i) all material Taxes which the Companies are required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Authority or set aside or reserved on the books of the Companies; (j) during the last three years, no Company has been a party to any transaction treated by the parties thereto as one to which Section 355 of the Code applied; (k) none of the Companies has any liability for the Taxes of any other Person, other than the Companies, under Treasury Regulations Section 1.1502—6 (or any similar provision of state, local, or foreign Law), as a result of being a member of a consolidated or combined group (other than a consolidated or combined group the common parent of which is a Seller or an affiliate thereof) or as a transferee or successor; (l) none of the Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period or portion thereof ending after the Closing Date (i) under Code Section 481 (or any similar provision of state, local or foreign Law) as a result of a change in method of accounting for a taxable period ending on or before the Closing Date, (ii) pursuant to the provisions of any agreement entered into with any Governmental Entity or pursuant to a “closing agreement” as defined in Code Section 7121 (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) as a result of the installment method of accounting, the completed contract method of accounting or the cash method of accounting with respect to a transaction that occurred prior to the Closing Date, (iv) as a result of any prepaid amount received on or prior to the Closing Date or (v) as a result of an election under Code §108(i); (m) none of the Companies is or has been a party to any “reportable transaction” as defined in Code §6707A(c)(1) and Reg. §1.6011-4(b); (n) none of the Companies (i) is a “controlled foreign corporation” as defined in Code §957, (ii) is a “passive foreign investment company” within the meaning of Code §1297, or (iii) has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized; (o) none of the Companies have received any letter rulings from the Internal Revenue Service (or any comparable ruling from any other taxing authority) that have not been disclosed to Acquiror except as will not increase Taxes for which any of the Companies is liable after the Closing Date; (p) none of the Companies is a party to or bound by any Tax sharing, allocation or indemnity agreement, arrangement or similar contract, the primary subject of which is Taxes; (q) none of the Companies have been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which is a Seller or an affiliate thereof); and (r) the basis, for federal income Tax purposes, in the stock of each of the Companies listed on Schedule 3.22 is not less than the amount shown therein as of the date indicated therein.  Notwithstanding anything herein to the contrary, other than Sellers’ representations and warranties in Sections 3.22(j), 3.22(l) and

3.22(p), nothing in this Section 3.22 shall cause Sellers to be liable for any Taxes for which Sellers are not expressly liable pursuant to Section 7.01 (relating to Tax matters).

Section 3.23                             Reserves.  The insurance loss reserves contained in the Statutory Statements: (a) were determined in accordance with generally accepted actuarial standards consistently applied and (b) satisfied the requirements of all applicable Law, except in each case as otherwise noted in such Statutory Statements and notes thereto included in such Statutory Statements.

Section 3.24                             Regulatory Filings.  Sellers have made available for inspection by Acquiror (a) any material reports of examination (including financial, market conduct and similar examinations) of either of the Insurance Companies issued by any insurance regulatory authority, in any case, since January 1, 2012 and (b) all material Holding Company System Act filings or submissions made by any Company with any insurance regulatory authority since January 1, 2012.  All material deficiencies or violations noted in the examination reports described in clause (a) above have been resolved to the reasonable satisfaction of the insurance department that noted such deficiencies or violations.  As of the date hereof, neither of the Insurance Companies is “commercially domiciled” under the Laws of any jurisdiction or is otherwise treated as domiciled in a jurisdiction other than its respective jurisdiction of organization.

Section 3.25                             Brokers.  Except for Goldman, Sachs & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Sellers or their Affiliates.  Sellers (but not the Companies) are solely responsible for any fees and expenses payable to Goldman, Sachs & Co.

Section 3.26                             Limitations on Representations and Warranties.  Except for the representations and warranties contained in this Article III, none of Sellers or any other Person makes or shall be deemed to make any other express or implied representation or warranty with respect to Sellers, the probable success or profitability of the Business, the Shares, the Companies, the Business or the transactions contemplated by this Agreement or the other Transaction Agreements, and Sellers disclaim any other representations, warranties, forecasts, projections, statements or information, whether made by Sellers or any other Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Except as set forth in the Acquiror Disclosure Schedule, Acquiror hereby represents and warrants to Sellers as of the date hereof and as of the Closing Date as follows:

Section 4.01                             Incorporation, Qualification and Authority of Acquiror.

(a)                                 Acquiror is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or similar power and authority to operate its business as now conducted and is duly qualified as a foreign corporation to do business, and, to the extent legally applicable, is in good standing in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for failures to be so qualified or be in good standing that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect with respect to Acquiror.

(b)                                 Acquiror has all requisite corporate power to enter into, consummate the transactions contemplated by and carry out its obligations under, the Transaction Agreements to which it is or will be a party.  The execution and delivery by Acquiror of the Transaction Agreements to which it is or will be a party, and the consummation by Acquiror of the transactions contemplated by, and the performance by Acquiror of its obligations under, such Transaction Agreements have been (or will be prior to Closing) duly authorized by all requisite corporate or other similar action on the part of Acquiror.  This Agreement has been, and upon execution and delivery of the other Transaction Agreements to which Acquiror is or will be a party, such other Transaction Agreements will be, duly executed and delivered by Acquiror, and this Agreement constitutes (assuming due authorization, execution and delivery by Sellers), and upon execution and delivery of the other Transaction Agreements to which Acquiror is or will be a party will constitute (assuming due authorization, execution and delivery by each other party to such Transaction Agreements), the legal, valid and binding obligation of Acquiror, enforceable against Acquiror in accordance with its terms, subject in each case to the Enforceability Exceptions.

Section 4.02                             No Conflict.  Provided that all consents, approvals, licenses, permits, orders, qualifications, authorizations, filings, notifications and other actions described in Section 4.03 have been obtained or taken, except as may result from any facts or circumstances solely relating to Sellers or their Affiliates (as opposed to any other third party), the execution, delivery and performance by Acquiror of, and the consummation by Acquiror of the transactions contemplated by, the Transaction Agreements do not and will not (a) violate or conflict with the organizational documents of Acquiror, (b) conflict with or violate any Law or other Governmental Order applicable to Acquiror or any of its Affiliates or by which any of them or any of their respective properties or assets is bound or subject or (c) result in any breach of or the loss of any benefit under, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would constitute a default) under, or give to any Person any rights of termination, acceleration or cancellation of, or result in the creation of any Lien (other than Permitted Liens) on any of the assets or properties of Acquiror or any of its Affiliates pursuant to, any agreement, lease, note, bond, loan or credit agreement, mortgage or indenture to which Acquiror or any of its Affiliates is a party or by which any of them or any of their respective properties or assets is bound, except, in the case of clauses (b) and (c), any such violations, conflicts, breaches, loss of benefits, defaults, rights or Liens that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect with respect to Acquiror.

Section 4.03                             Consents and Approvals.  Except as set forth in Section 4.03 of the Acquiror Disclosure Schedule, or as may result from any facts or circumstances solely relating to Sellers or their Affiliates (as opposed to any other third party), the execution and delivery by Acquiror of the Transaction Agreements to which it is or will be a party do not, and the performance by Acquiror of, and the consummation by Acquiror of the transactions contemplated by, such Transaction Agreements will not, require any consent, approval, license, permit, order, qualification, authorization of, or registration or other action by, or any filing with or notification to, any Governmental Authority (except in connection, or in compliance, with the notification and waiting period requirements of the HSR Act, if applicable), to be obtained or made by Acquiror or any of its Affiliates, the failure to obtain or make any or all of which would reasonably be expected to have a Material Adverse Effect with respect to Acquiror.

Section 4.04                             Absence of Litigation.  As of the date hereof, there are no Actions pending or, to the Knowledge of Acquiror, threatened in writing against Acquiror that question the validity of, or seek injunctive relief with respect to, any of the Transaction Agreements or the right of Acquiror to enter into such Transaction Agreements.

Section 4.05                             Securities Matters.  The Shares are being acquired by Acquiror for its own account and without a view to the public distribution or sale of the Shares or any interest in them.  Acquiror has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares, and Acquiror is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Shares.  Acquiror understands and agrees that it may not sell, transfer, assign, pledge or otherwise dispose of any of the Shares other than pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and applicable state and foreign securities Laws.

Section 4.06                             Financial Ability. Acquiror has, and will have at the Closing, sufficient funds available on an unconditional basis to timely consummate the transactions contemplated by, and to satisfy all of Acquiror’s obligations under, this Agreement and the other Transaction Agreements on the terms and subject to the conditions set forth in this Agreement and the other Transaction Agreements.  Neither Acquiror nor any of its Affiliates has incurred any liabilities or obligations, or is contemplating or aware of any liabilities or obligations, in either case, that would impair or adversely affect such resources and capabilities.  Acquiror acknowledges and agrees that the obligations of Acquiror to effect the transactions contemplated by this Agreement and the other Transaction Agreements are not conditioned upon the availability to Acquiror or any of its Affiliates of any debt, equity or other financing in any amount whatsoever.

Section 4.07                             Solvency.  As of the Closing, assuming the satisfaction or waiver of the conditions set forth in Article VIII and after giving effect to the consummation of the transactions contemplated by the Transaction Agreements and the payment of any and all amounts required to be paid pursuant to Article II and of all fees and expenses reasonably expected to be incurred in connection with the transactions contemplated by the Transaction Agreements, Acquiror, its Subsidiaries and the Companies, taken as a whole, will be Solvent.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by the Transaction Agreements with the intent to hinder, delay or defraud either present or future creditors.  For purposes of this Section 4.07, “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the fair market value of such Person’s assets exceeds all of such Person’s liabilities, contingent or otherwise, as of such date, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (c) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the transactions contemplated by the Transaction Agreements.

Section 4.08                             Regulatory Status.  There are no facts or conditions related to Acquiror and its Affiliates that would impede Acquiror’s ability to promptly obtain those consents, approvals, licenses, permits, orders, qualifications, authorizations or registrations set forth in Section 4.03 of the Acquiror Disclosure Schedule.  As of the date hereof, no Governmental Authority, with respect to which any such consent, approval, license, permit, order, qualification, authorization or registration is required to be obtained or made in connection with the consummation of the transactions contemplated by the Transaction Agreements has, to the Knowledge of Acquiror, indicated to Acquiror or its Affiliates an intent to take any action or fail to take any action that is reasonably likely to prohibit, materially delay or materially impair the consummation of the transactions contemplated by the Transaction Agreements.

Section 4.09                             Investigation.  Acquiror acknowledges and agrees that it (a) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Companies and the Business and (b) has been furnished with or given adequate access to such information about the Companies and the Business as it has requested.  Acquiror further acknowledges and agrees that the only representations, warranties, covenants and agreements made by Sellers are the representations, warranties, covenants, and agreements expressly made in this Agreement and the other Transaction Agreements and Sellers make no other express or implied representation or warranty with respect to the Companies or the Business, and no express or implied representation or warranty with respect to any information provided by Sellers or their Affiliates or Representatives, whether or not in the “data room” established by Sellers for Acquiror, including as to (i) the operation of the Business and the Companies by Acquiror after the Closing in any manner, (ii) the probable success or profitability of the ownership, use or operation of the Business and the Companies by Acquiror after the Closing or (iii) any forecasts, projections, business plans, estimates or budgets made available to Acquiror or any other Person.  Except for the representations and warranties of Sellers expressly set forth herein, Acquiror has not relied upon any representations or warranties or other information made or supplied by or on behalf of Sellers or by any Affiliate of Sellers or by any of their Representatives.

Section 4.10                             Brokers.  Except for J.P. Morgan Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Acquiror.  Acquiror is solely responsible for any fees and expenses payable to J.P. Morgan Securities LLC.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01                             Conduct of Business Prior to the Closing.  Except as required by applicable Law or as otherwise contemplated by or necessary to effectuate the Transaction

Agreements, and except for matters identified in Schedule 5.01, from the date hereof through the Closing, unless Acquiror otherwise consents in advance (which consent shall not be unreasonably withheld, delayed or conditioned), Sellers will use their commercially reasonable efforts to cause the Companies to (a) operate the Companies and the Transferred Business in the ordinary course in all material respects and (b) refrain from taking any of the following actions with respect to the Companies or the Transferred Business:

(i)                                     declare, set aside, make or pay any dividend or other distribution in respect of the Capital Stock of any Company;

(ii)                                  repurchase, redeem, repay or otherwise acquire any outstanding Capital Stock of any of the Companies;

(iii)                               transfer, issue, sell or dispose of any Capital Stock or other securities of any of the Companies or grant options, warrants, calls or other rights to purchase or otherwise acquire Capital Stock or other securities of any of the Companies or merge any of the Companies with or into or consolidate any of the Companies with, or agree to merge any of the Companies with or into or consolidate any of the Companies with, any other Person;

(iv)                              effect any recapitalization, reclassification, stock split or like change in the capitalization of any of the Companies or adopt a plan of complete or partial liquidation, dissolution, restructuring or other reorganization of any of the Companies;

(v)                                 amend the certificate of incorporation or by-laws of any of the Companies;

(vi)                              make any material change in the underwriting, claims administration, reserving or financial accounting policies, practices or principles of any Insurance Company in effect on the date hereof (other than any change required or advised in writing by the RMA, applicable Law or SAP or, in respect of underwriting or claims administration, in the ordinary course of business);

(vii)                           other than in the ordinary course of business, (A) purchase, sell, lease, exchange, or otherwise dispose of or acquire any property or assets, (B) grant or take any other action that will result in the imposition of any Lien on any property or assets of any of the Companies (other than Permitted Liens or any Lien incurred under the escrow agreement filed in connection with the plans of operations filed by PAIC with the RMA) or (C) enter into any lease of real property except any renewals of existing leases in the ordinary course of business;

(viii)                        incur any financial indebtedness for borrowed money from third party lending sources or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances (in each case, other than (A) in the ordinary course of business (including advance commissions to Insurance Agents in the ordinary course of business), (B) pursuant to intercompany borrowing arrangements (other than the CMFG Life Facility)

(I) that will be repaid in full and terminated at the Closing or (II) solely between or among the Companies) or (C) pursuant to the CMFG Life Facility or the JPMorgan Facility;

(ix)                              make or incur any capital expenditure in excess of $250,000 individually or $500,000 in the aggregate;

(x)                                 other than in the ordinary course of business enter into, amend (in any material respect) or terminate any reinsurance or other similar contract entered into in connection with the Transferred Business;

(xi)                              other than in the ordinary course of business, modify, amend (in any material respect) or terminate (other than at its stated expiry) any of the Material Contracts or enter into any contract which would, if entered into prior to the date hereof, have been a Material Contract;

(xii)                           other than in the ordinary course of business or as required by the terms of this Agreement or of any Company Benefit Plan or other contract as in existence on the date hereof, (A) grant any material increase in the wages, salaries or bonuses to any Employee or other service provider or (B) establish, adopt, terminate, amend or otherwise become liable with respect to any Company Benefit Plan (or promise to take any such action(s)) in a manner that would materially increase the costs or liabilities of the Companies;

(xiii)                        terminate the employment of any employee of any Company other than in the ordinary course of business or for cause or transfer the employment of any employee of any Company to an Affiliate thereof;

(xiv)                       enter into any transactions, contracts or understandings with Affiliates that would be binding on the Companies after the Closing;

(xv)                          pay, settle or compromise any Action or threatened Action involving any Company (except for claims arising under or in connection with Crop Hail Policies and FCIC Policies (A) comprising the CUMIS Retained Business or (B) within applicable policy limits or otherwise in the ordinary course of business), other than any settlement or compromise (x) that involves solely cash payments not in the aggregate for any and all such settled or compromised Actions in excess of $1,000,000 or (y) to the extent reserved against in the Statutory Statements or the Business Financial Statements; or

(xvi)                       enter into any legally binding commitment with respect to any of the foregoing.

Section 5.02                             Access to Information.

(a)                                 From the date hereof until the Closing Date, upon reasonable prior notice, and except as determined in good faith to be appropriate to ensure compliance with any applicable Law and subject to any applicable privileges (including the attorney-client privilege)

and contractual confidentiality obligations, Sellers shall, and shall cause each of the Companies and each of its and their respective Representatives to, (i) afford the Representatives of Acquiror reasonable access to the offices, properties, books and records of the Companies and (ii) furnish to the Representatives of Acquiror such additional financial and operating data and other information regarding the Companies as Acquiror may from time to time reasonably request provided, however, that the reasonableness of such access and requests shall be determined by taking into account, among other considerations, the competitive positions of the parties and the sensitive nature of the transactions contemplated hereby; provided, further, that such investigation shall be on a basis and follow procedures that the parties shall mutually agree, and shall not unreasonably interfere with any of the businesses or operations of Sellers or any of their Affiliates, and provided, further, that the auditors and independent accountants of Sellers or any of their Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.  If so reasonably requested by a Seller, Acquiror shall enter into a customary joint defense agreement with any one or more of Sellers and the Companies with respect to any information to be provided to Acquiror pursuant to this Section 5.02(a).

(b)                                 In addition to the provisions of Section 5.03, from and after the Closing Date, in connection with any reasonable business purpose, including the preparation of Tax Returns and the determination of any matter relating to the rights or obligations of Sellers or any of their Affiliates under any of the Transaction Agreements, upon reasonable prior notice, and except as determined in good faith to be necessary to (i) ensure compliance with any applicable Law or (ii) preserve any applicable privileges (including the attorney-client privilege), Acquiror shall, and shall cause the Companies, its Affiliates and their respective Representatives to, (A) afford the Representatives of Sellers and their Affiliates reasonable access, during normal business hours, to the offices, properties, books and records of Acquiror and its Affiliates in respect of the Companies and the Business and (B) furnish to the Representatives of Sellers and their Affiliates such additional financial and other information regarding the Companies and the Business as Sellers or their Representatives may from time to time reasonably request; provided, however, that such investigation shall not unreasonably interfere with the business or operations of Acquiror or any of its Affiliates; provided, further, that the auditors and independent accountants of Acquiror or its Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.  If so reasonably requested by Acquiror, Sellers shall enter into a customary joint defense agreement with Acquiror and its Affiliates (including the Companies) with respect to any information to be provided to Sellers pursuant to this Section 5.02(b).

Section 5.03                             Books and Records.  Subject to Section 5.04(b) and except as otherwise required by applicable Law, Sellers and their Affiliates shall have the right to retain copies of all books and records of each of the Companies and the Business relating to periods ending on or prior to the Closing Date.  Acquiror agrees that, with respect to all original books and records of each of the Companies existing as of the Closing Date, it will (and will cause each of the Companies to) (a) comply in all material respects with all applicable Laws relating to the preservation and retention of records and (b) apply preservation and retention policies that are no less stringent than those generally applied by Acquiror.

Section 5.04                             Confidentiality; Public Announcements.

(a)                                 The terms of the confidentiality agreement, dated May 29, 2014, (the “Confidentiality Agreement”), between CMFG Life, on the one hand and Acquiror, on the other hand, are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate.  If, for any reason, the transactions contemplated by this Agreement are not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b)                                 From and after the Closing, Sellers and their Affiliates, on the one hand, and Acquiror and its Affiliates (including the Companies), on the other hand, shall, and shall cause their respective Representatives to, treat as confidential any information, and not use to the detriment of the other parties hereto (including for the purposes of competing with the other parties or their Affiliates), any information relating to or obtained from the other parties or their Affiliates (including with respect to Acquiror following the Closing, the Companies), regardless of the form in which such information is communicated or maintained, and all notes, reports, analyses, compilations, studies, files or other documents or material, whether prepared by such party, its Affiliates or its Representatives, which are based on, contain or otherwise reflect such information, except that the foregoing requirements of this Section 5.04(b) shall not apply to information relating to CUMIS Retained Business or to the extent that (i) any such information becomes available to the public other than (A) in the case of information relating to Acquiror, as a result of disclosure by Sellers, their Affiliates or any of their Representatives in breach of this Section 5.04 and (B) in the case of information relating to Sellers, as a result of disclosure by Acquiror, any Company (after the Closing Date) or any of their respective Affiliates or Representatives in breach of this Section 5.04 or (ii) any such information was or becomes available to such party on a non-confidential basis, directly or indirectly, from a source (other than a party to this Agreement or any Affiliate or Representative of such party) that is not known by such party, its Affiliates or its Representatives, in each case, after reasonable inquiry, to be bound by any confidentiality obligation to the other party, its Affiliates or its Representatives with respect to such information, or otherwise known by such party, its Affiliates or its Representatives, in each case, after reasonable inquiry, to be prohibited from transmitting the information to such party, its Affiliates or its Representatives by a contractual, legal or fiduciary obligation.  Each of the parties hereto shall instruct its Affiliates and Representatives having access to such information of such obligation of confidentiality and agrees that it is responsible for any action or failure to act that would constitute a breach or violation of this Section 5.04 by such party’s Affiliates or Representatives.

(c)                                  Notwithstanding anything in Section 5.04(b) to the contrary, in the event that any party hereto or its respective Affiliates or Representatives is requested or required under applicable Law or the applicable rules or regulations of any securities exchange or similar self-regulatory organization having jurisdiction over such party, its Affiliates or its Representatives, as applicable (including by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process), to disclose any information required to be treated as confidential pursuant to Section 5.04(b), it is agreed that such party shall as promptly as reasonably practicable (i) inform the other party or parties, as applicable, of the terms of any such request or requirement to the extent permitted by applicable Law, (ii) consult with the other party or parties, as applicable, on the advisability of taking legally available measures to resist or narrow any such request or requirement and (iii) cooperate with such other party or parties, as applicable, at such other party’s or parties’, as applicable, expense, in pursuing any such reasonable measures that such other party or parties, as applicable, determine to pursue to resist or narrow any such request or requirement.  In the event that disclosure of such information is ultimately required, the disclosing party shall, to the extent permitted by applicable Law, give the other party or parties, as applicable, written notice of the information to be disclosed as far in advance of its disclosure as is practicable and then may furnish that portion (and only that portion) of such information which it is required to disclose under such applicable Laws or rules or regulations, and such party, its Affiliate or its Representative, as the case may be, shall cooperate with the other party or parties, as applicable, at such other party’s or parties’, as applicable, expense, in its reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded any information so furnished.

(d)                                 Prior to Closing, no party to this Agreement or any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or under the rules of any securities exchange on which Acquiror or any of its Affiliates are listed, in which case the party required to publish such press release or public announcement shall allow the other parties a reasonable opportunity to comment on such press release or public announcement in advance of such publication.

(e)                                  Each of the parties hereto agrees that this Agreement and the other Transaction Agreements and the terms and conditions set forth herein and therein shall be kept strictly confidential and shall not be disclosed or otherwise made available to any other Person and that copies of this Agreement and the other Transaction Agreements shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law or under the rules of any securities exchange on which Acquiror or any of its Affiliates are listed and only to the extent required by such Law or rules, as applicable.  In the event that such disclosure, availability or filing is required by applicable Law or under the rules of any securities exchange on which Acquiror or any of its Affiliates are listed, each of the parties hereto agrees, upon the reasonable request of any of the other parties hereto, to use its commercially reasonable efforts to obtain “confidential treatment” or similar treatment of this Agreement and the other Transaction Agreements and to redact such terms of this Agreement and the other Transaction Agreements that any other party hereto shall reasonably request.

Section 5.05                             Regulatory and Other Authorizations; Consents.

(a)                                 The parties (i) shall as soon as reasonably practicable following the date hereof make all filings, applications and notifications with, and use their commercially reasonable efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for their respective execution and delivery of, and the performance of their respective obligations pursuant to, and the consummation of, the transactions contemplated by, the Transaction Agreements, and (ii) shall take all actions as may be required or requested by any applicable Governmental Authorities or as may otherwise be necessary in order to obtain such authorizations, consents, orders and approvals, including by (A) seeking to prevent the initiation of, and defending any Action challenging the Transaction Agreements or the consummation of the transactions contemplated hereby and thereby, (B) the prompt provision to a Governmental Authority of non-privileged information and documents requested by such Governmental Authority or that are necessary, proper or advisable to permit consummation of the transactions contemplated by the Transaction Agreements and (C) avoiding the entry of, or causing to be lifted or rescinded any Governmental Order entered by any Governmental Authority adversely affecting the ability of the parties to consummate the transactions contemplated by the Transaction Agreements.  In furtherance and not in limitation of the foregoing, each party hereto agrees to, and to cause each of its Affiliates to, (x) make the appropriate and complete filings required of Acquiror and its Affiliates and its and their Representatives pursuant to the HSR Act, if applicable, and with the insurance regulatory authority of the State of Texas with respect to the transactions contemplated hereunder within ten (10) Business Days of the date hereof and (y) make all other filings required pursuant to other applicable Law with respect to the transactions contemplated by the Transaction Agreements as promptly as practicable.  The parties will cooperate with the reasonable requests of each other in promptly seeking to obtain all such authorizations, consents, orders and approvals.  Sellers and Acquiror shall not take any action that they should be reasonably aware would have the effect of delaying, impairing or impeding the receipt of any required such authorizations, consents, orders and approvals.

(b)                                 If (i) any Governmental Authority shall have imposed, or shall have indicated that it may impose, conditions on its approval of the transactions contemplated by the Transaction Agreements or shall seek, or shall have indicated that it may seek, an injunction or the enactment, entry, enforcement or promulgation of any applicable Law restraining or prohibiting the transactions contemplated by the Transaction Agreements, or (ii) any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated by the Transaction Agreements in accordance with the terms thereof unlawful or that would prevent or delay consummation of the transactions contemplated by the Transaction Agreements, then, to the extent necessary to comply with such conditions or to prevent the taking of such action or the enactment, entry, enforcement or promulgation of any such applicable Law or to vacate, modify or suspend any such injunction or order, Acquiror shall offer to accept an order to (A) divest such portion of (I) the Business or (II) the assets and businesses of Acquiror and its Affiliates (including the Companies), (B) terminate any existing relationships or contractual rights and obligations, (C) hold separate such assets and businesses pending such divestiture, (D) increase the capitalization of the Companies or (E) otherwise take or commit to take actions, in each case, so as to permit the consummation of the transactions contemplated hereby and by the other Transaction Agreements on a schedule as close as possible to that contemplated by this Agreement and the other Transaction Agreements.

(c)                                  Sellers and Acquiror shall promptly notify one another of any communication it receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party or parties, as applicable, to review in advance any proposed communication by such party to any Governmental Authority and shall provide each other with copies of all correspondence, filings or communications between such party or any of its Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand.  Except as otherwise required or requested by the applicable Governmental Authority, Sellers and Acquiror shall not agree to participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry unless it consults with the other party or parties, as applicable, in advance and, to the extent permitted by such Governmental Authority, gives the other party or parties, as applicable, the opportunity to attend and participate at such meeting.  Subject to the Confidentiality Agreement and to Section 5.02, Sellers and Acquiror will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party or parties, as applicable, may reasonably request in connection with the foregoing and, if applicable, in seeking early termination of any applicable waiting periods under the HSR Act; provided, however, that no party shall be required to disclose to any other party any of its or its Affiliates’ confidential competitive information.  No party shall be required to comply with any provision of this Section 5.05(c) to the extent that such compliance would be prohibited by applicable Law.

(d)                                 Sellers and Acquiror shall use their commercially reasonable efforts to obtain any other consents and approvals (other than those addressed in Section 5.05(a)) and make any other notifications that may be required in connection with the transactions contemplated by the Transaction Agreements; provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any third party from whom any such consent or approval may be required and no party shall be required to agree to any conditions or restrictions imposed by any third party that, individually or in the aggregate, in the judgment of such party, would materially impair (or would reasonably be expected to materially impair) the ability of such party to consummate the transactions contemplated by the Transaction Agreements.

Section 5.06                             Insurance.

(a)                                 From and after the Closing Date, the Companies shall cease to be insured by insurance policies issued to Sellers or their Affiliates (other than insurance policies issued to any Company) or by any of Sellers’ or their Affiliates’ self-insurance programs to the extent such insurance policies or programs cover the Companies.

(b)                                 With respect to any open claims against the insurance policies of Sellers or any of their Affiliates (other than the Companies) relating to the Losses suffered by the Companies prior to the Closing Date, Sellers agree to remit to Acquiror any net proceeds realized from such claims, to the extent taken into account as assets in the preparation of the Final Net Worth Adjustment Report, upon full and final settlement of such claims.

Section 5.07                             Intercompany Obligations.  Except for the intercompany obligations set forth in Schedule 5.07, Sellers shall, and shall cause their Affiliates to, take such action and make such payments as may be necessary so that, prior to or concurrently with the Closing, the Companies, on the one hand, and Sellers and their Affiliates (other than the Companies), on the other hand, shall settle, discharge, offset, pay or repay in full all intercompany loans, notes, and advances regardless of their maturity and all intercompany receivables and payables for the amount due, including any accrued and unpaid interest to but excluding the date of payment.

Section 5.08                             Intercompany Agreements.  Except (a) as otherwise contemplated by the Transaction Agreements, (b) as set forth in Schedule 5.08 or (c) as otherwise agreed by Sellers and Acquiror, Sellers shall, and shall cause their Affiliates to, take such actions as may be necessary to terminate prior to or concurrently with the Closing all Intercompany Agreements, after giving effect to Section 5.07.

Section 5.09                             No Solicitation of Company Employees.  For a period of twenty four (24) months from the Closing Date, Sellers and their Affiliates shall not, without the prior written consent of Acquiror, directly or indirectly, solicit for employment or hire any then current employee of any of the Companies; provided, however, that Sellers and their Affiliates may employ or hire any such Person who is terminated or otherwise discharged by any of the Companies; and provided, further, that nothing in this Section 5.09 shall prohibit a Seller or any of its Affiliates from employing or hiring any Person who contacts a Seller or any of its Affiliates on his or her own initiative without direct or indirect solicitation or as a result of a general solicitation to the public or general advertising.

Section 5.10                             No Solicitation of Seller Employees.  For a period of twenty four (24) months from the Closing Date, Acquiror and its Affiliates (including the Companies) shall not, without the prior written consent of Sellers, directly or indirectly, solicit for employment or hire any then current employee of a Seller or any of their Affiliates; provided, however, that Acquiror and its Affiliates (including the Companies) may employ or hire any such Person who is terminated or otherwise discharged by Sellers or any of their Affiliates; and provided, further, that nothing in this Section 5.10 shall prohibit Acquiror and its Affiliates (including the Companies) from employing or hiring any Person who contacts Acquiror and its Affiliates (including the Companies) on his or her own initiative without direct or indirect solicitation or as a result of a general solicitation to the public or general advertising.

Section 5.11                             Non-Competition.

(a)                                 Sellers understand that Acquiror shall be entitled to protect and preserve the going concern value of the business of the Companies and the Transferred Business to the extent permitted by applicable Law and that Acquiror would not have entered into this Agreement absent the provisions of this Section 5.11 and, therefore, for a period of five (5) years from the Closing, Sellers shall not, and shall cause each of their Affiliates not to, engage (directly or indirectly), alone or in association with another Person, Control, operate, manage or have any ownership interest, whether as proprietor, partner, member, stockholder, consultant, or otherwise, in any Competing Business (as defined below).  Sellers shall not have any obligation under this Section 5.11 with respect to any Person from and after such time as such Person ceases to be an Affiliate of Sellers.

(b)                                 Notwithstanding anything to the contrary in Section 5.11(a), and without implication that the following activities otherwise would be subject to the provisions of this Section 5.11, nothing in this Agreement shall preclude, prohibit or restrict Sellers and their respective Affiliates from engaging, or require Sellers or any of their respective Affiliates not to engage, in any manner in any of the following:

(i)                                     purchasing or owning up to and including five percent (5.0%) of any class of securities of a publicly-held corporation (if such securities are listed on any national or regional securities exchange or have been registered under applicable Law) engaged primarily in a Competing Business;

(ii)                                  making investments in the ordinary course of business, including in a general or separate account of an insurance company, in Persons engaging in a Competing Business; provided, that each such investment is a passive investment where such Seller or applicable Affiliate: (A) does not intend or have the right to designate a majority of the members of the board of directors or other governing body of such entity or to otherwise influence or direct the operation or management of any such entity and (B) is not a participant with any other Person in any group (as such term is used in Regulation 13D of the Securities Exchange Act of 1934) with such intention or right;

(iii)                               selling or otherwise disposing of any of their respective assets or businesses to a Person engaged in any Competing Business;

(iv)                              making investments in Acquiror or any of its Affiliates;

(v)                                 managing or controlling investment funds that make investments in Persons engaged in a Competing Business, so long as such investments are in the ordinary course of business;

(vi)                              engaging in and carrying out the activities and transactions contemplated by the Transaction Agreements (including the Amended and Restated Reinsurance Agreements and the Administrative Services Agreement);

(vii)                           selling, marketing, underwriting, issuing or insuring any insurance products that are not FCIC Policies or Crop Hail Policies; or

(viii)                        acquiring, merging or combining with any business that would otherwise violate this Section 5.11 that is acquired from any Person after the Closing Date (an “After-Acquired Business”); provided, that either (A) at the time of such acquisition, merger or combination, the revenues derived from the Competing Business by the After-Acquired Business (the “Competing After-Acquired Revenues”) constitute no more than twenty-five percent (25%) of the gross revenues of the After-Acquired Business in the most recently completed fiscal year immediately prior to the date of such acquisition, merger or combination (the “Aggregate After-Acquired Revenues”), or (B) if at the time of such acquisition, merger or combination, the Competing After-Acquired Revenues constitute more than twenty-five percent (25%) of the Aggregate After-Acquired Revenues then, within twelve (12) months after such acquisition, merger or combination, (I) such Seller or applicable Affiliate signs a definitive agreement to dispose, and subsequently disposes of, the relevant portion of the business or securities of such After-Acquired Business, (II) such Seller or applicable Affiliate otherwise modifies the After-Acquired Business such that the Competing After-Acquired Revenues constitute not more than twenty-five percent (25%) of the Aggregate After-Acquired Revenues or (III) the business of such After-Acquired Business otherwise complies with this Section 5.11.

(c)                                  For the purposes of this Agreement, the term “Competing Business” means the business of selling, marketing, underwriting, issuing or insuring FCIC Policies and Crop Hail Policies (other than the CUMIS Retained Business) within the territory of the United States.

Section 5.12                             Exclusivity. Sellers agree that after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Sellers shall not, and shall cause their respective Affiliates and shall use commercially reasonable efforts to cause their Representatives not to, directly or indirectly: (a) solicit, initiate, or knowingly facilitate or encourage the submission of any Acquisition Proposal; (b) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action knowingly to facilitate or encourage any inquiries or the making of any proposal that constitutes, or could be expected to lead to, any Acquisition Proposal (except to provide notice of the existence of these provisions); or (c) enter into any letter of intent, agreement, term sheet or any other non-binding or binding understanding or arrangement with respect to any Acquisition Proposal.  Without limiting the generality of the foregoing, Sellers shall, and shall cause their respective Affiliates and shall use commercially reasonable efforts to cause their Representatives to, immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any Person, conducted prior to the date hereof with respect to any Acquisition Proposal.  For purposes of this Section 5.12, the term “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal for, or indication of interest in, (x) a merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Transferred Business or any of the Companies, (y) any sale, lease, license, transfer, purchase or other disposition (including by way of liability assumption, bulk reinsurance, reinsurance or otherwise) of the assets of any of the Companies or the Transferred Business representing 10% or more of the assets, revenues or net income of the Companies and the Transferred Business, taken as a whole, but excluding investment activity in the ordinary course of business and reinsurance or retrocessional treaties or agreements between the Companies, on the one hand, and any of their respective Affiliates (other than the Companies), on the other hand, or (z) any shares or Capital Stock of any of the Companies.

Section 5.13                             Relief.  Sellers and Acquiror, on behalf of themselves and their respective Affiliates, agree that irreparable damage would occur in the case of any breach of the covenants contained in Sections 5.09, 5.10, 5.11 or 5.12.  It is accordingly agreed that Sellers or Acquiror, as applicable, shall be entitled to seek injunctive or other equitable relief, including the remedy of specific performance, to prevent any breach of Sections 5.09, 5.10, 5.11 or 5.12.

Section 5.14                             Seller Intellectual Property.  Except as provided in the Transaction Agreements:

(a)                                 Acquiror, for itself and its Affiliates, acknowledges and agrees that Acquiror is not purchasing, acquiring or otherwise obtaining any right, title or interest in and to any Intellectual Property owned by Sellers or their Affiliates (other than the Companies), including the name “CUNA Mutual Group”, or any trade names, trademarks, Internet domain names, tag-lines, identifying logos or service marks related thereto or employing the words “CUNA Mutual Group”, or any variation of the foregoing or any confusingly similar trade name, trademark, Internet domain name, service mark or logo, or any trade names, trademarks or Internet domain names set forth in Section 5.14 to the Seller Disclosure Schedule (including all registrations and applications relating thereto) (collectively, the “Seller Names and Marks”), and, except as otherwise expressly provided in this Section 5.14, neither Acquiror nor any of its Affiliates (including, after the Closing, the Companies) shall have any rights in the Seller Names and Marks and neither Acquiror nor any of its Affiliates (including, after the Closing, the Companies) shall contest the ownership or validity of any rights of Sellers or any of their Affiliates in or to the Seller Names and Marks.

(b)                                 Acquiror agrees that, except as otherwise provided in this Section 5.14, following the Closing Date, Acquiror and its Affiliates (including the Companies) shall cease and discontinue all uses of the Seller Names and Marks, either alone or in combination with other words and all marks, trade dress, logos, monograms and other source identifiers similar to any of the foregoing or embodying any of the foregoing alone or in combination with other words.  Acquiror, for itself and its Affiliates (including, following the Closing, the Companies), agrees that the rights of the Companies to the Seller Names and Marks pursuant to the terms of any trademark agreements shall terminate on the Closing Date.

(c)                                  As promptly as practicable after the Closing Date, and in no event later than ninety (90) days after the Closing Date, or such additional period as mutually agreed by the parties in writing, Acquiror and its Affiliates (including the Companies) shall re-label, destroy or exhaust all materials bearing the Seller Names and Marks, including signage, advertising, promotional materials, Software, packaging, inventory, electronic materials, collateral goods, stationery, business cards, web sites, and other materials, and make all filings with any office, agency or body to effect the elimination of any use of the Seller Names and Marks from the businesses of the Companies, so as to bring Acquiror and its Affiliates into compliance with this Section 5.14; provided, that Acquiror shall commence the removal of the Seller Names and Marks from all such materials immediately following the Closing Date and shall immediately upon the Closing Date cease all use of the Seller Names and Marks on all stationary, business cards, purchase orders, invoices, and similar correspondence.  Acquiror, for itself and its Affiliates, agrees that use of the Seller Names and Marks during the period authorized by this Section 5.14 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Companies used the Seller Names and Marks prior to Closing.  Acquiror shall take all necessary action to ensure that other users of the Seller Names and Marks, whose rights terminate upon the Closing pursuant to this Section 5.14, shall cease use of the Seller Names and Marks, except as expressly authorized thereafter by Sellers.  Acquiror, for itself and its Affiliates, agrees that after the Closing Date Acquiror and its Affiliates (including the Companies) will not expressly, or by implication, do business as or represent themselves as Sellers or any of their Affiliates.

(d)                                 In the event Acquiror or any Affiliate of Acquiror (including the Companies) violates any of its obligations under this Section 5.14, Sellers and their Affiliates may proceed against it in law or in equity for such damages or other relief as a court may deem appropriate.  Acquiror acknowledges that a violation of this Section 5.14 may cause Sellers and their Affiliates irreparable harm which may not be adequately compensated for by money damages.  Acquiror therefore agrees that in the event of any actual or threatened violation of this Section 5.14, Sellers and their Affiliates shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to preliminary and final injunctive relief against Acquiror or such Affiliate of Acquiror to prevent any violations of this Section 5.14, without the necessity of posting a bond.

Section 5.15                             Transaction Agreements.  The parties hereto have agreed to the forms of agreements attached as Exhibits A, B, C, D, F and G in relation to the Administrative Services Agreement, the Amended and Restated Crop Hail Reinsurance Agreement, the Amended and Restated MPCI Reinsurance Agreement, the Bill of Sale, the Recapture Agreements and the Transition Services Agreement, respectively, and shall, at or prior to the Closing, execute and deliver, or cause their respective Affiliates to execute and deliver, as applicable, each such agreement, with such changes as may be requested by any Governmental Authority reviewing such agreements.  Promptly after the execution of this Agreement, the parties shall use their commercially reasonable efforts to negotiate in good faith and cooperate in preparing and supplementing any omitted schedules, exhibits or other terms and conditions that are required for the proper performance and delivery of the services, functions, responsibilities and obligations set forth in such agreements consistent with the terms set forth in the applicable Exhibits.

Section 5.16                             D&O Liabilities.  From and after the Closing Date, Acquiror shall not, and shall cause the Companies not to, take any steps that would reasonably be expected to affect adversely the rights of any individual who served as a director or officer of any of the Companies at any time prior to the Closing Date (each, a “D&O Indemnified Person”) to be indemnified against or to be released from, under applicable Law or the organizational documents, agreements or shareholder resolutions of the applicable Company as they existed prior to the Closing Date, any Losses, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing Date and relating to the fact that such D&O Indemnified Person was a director or officer of a Company, whether asserted or claimed prior to, at or after the Closing Date.  The provisions of this Section 5.16 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Person, his or her heirs and his or her Representatives.

Section 5.17                             XOL Agreements.  The parties hereto shall use commercially reasonable efforts to negotiate with all third-party reinsurers that are party to the XOL Agreements and to agree to documentation, in form and substance reasonably satisfactory to the parties hereto, pursuant to which PAIC shall assume all of the rights, liabilities and obligations of Sellers and their Affiliates (other than the Companies) in, to or under the XOL Agreements to the extent such rights, liabilities and obligations relate to the Transferred Business.

Section 5.18                             Reinsurance Option Agreement.  The parties hereto shall use commercially reasonable efforts to negotiate with Validus Reinsurance, Ltd. and to agree to an assignment and assumption agreement (the “Assignment and Assumption Agreement”), in form and substance reasonably satisfactory to the parties hereto, pursuant to which Sellers and their Affiliates (other than the Companies) shall assign, and PAIC shall assume, all of the rights, liabilities and obligations of Sellers and their Affiliates (other than the Companies) in, to or under the Reinsurance Option Agreement, dated as of April 25, 2013, by and among CUMIS, CUMIS VT and Validus Reinsurance, Ltd.

Section 5.19                             Further Action.

(a)                                 Sellers and Acquiror (i) shall execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of the Transaction Agreements and give effect to the transactions contemplated by the Transaction Agreements, (ii) shall refrain from taking any actions that could reasonably be expected to impair, delay or impede the Closing, (iii) without limiting the foregoing, shall use their respective commercially reasonable efforts to cause all the conditions to the obligations of the other parties to consummate the transactions contemplated by this Agreement to be met as soon as reasonably practicable and (iv) shall cooperate in good faith to facilitate an orderly Closing and transition.

(b)                                 Sellers, on the one hand, and Acquiror, on the other hand, shall keep each other reasonably apprised of the status of the matters relating to the completion of the transactions contemplated hereby, including with respect to the satisfaction of the conditions set forth in Article VIII.  From time to time following the Closing, Sellers and Acquiror shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and instruments, and shall take such reasonable actions as may be necessary or appropriate to make effective the transactions contemplated hereby, as may be reasonably requested by the other parties hereto.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.01                             Employee Matters.

(a)                                 The Companies shall retain all rights and obligations under each Company Benefit Plan on and after the Closing Date and neither Seller nor any of its Affiliates shall have any liability or obligation for any obligations or liability under the Company Benefit Plans.  Except as otherwise provided in this Section 6.01, Acquiror shall, and shall cause the Companies to, honor all Company Benefit Plans in accordance with their terms as in effect immediately before the Closing Date.

(b)                                 Except as otherwise provided in individually negotiated employment agreements between the Companies and the Employees set forth in Section 6.01(b) of the Seller Disclosure Schedule, for a period of at least twelve (12) months after the Closing Date, Acquiror shall take all commercially reasonable actions to provide that during each Employee’s continuous period of employment with Acquiror or any of its Affiliates (including the Companies) commencing on the Closing Date, (i) such Employee shall receive base compensation at a rate not less than such Employee’s base compensation as in effect immediately prior to the Closing Date, (ii) such Employee shall be eligible for total incentive compensation opportunities that are no less favorable than the total incentive compensation opportunities provided to similarly situated employees of Acquiror and its Affiliates and (iii) such Employee shall be eligible for employee benefits that are, in the aggregate, substantially similar to the employee benefits provided to similarly situated employees of Acquiror and its Affiliates; provided, however, that, subject to the foregoing, nothing herein is intended to limit the right of Acquiror or the Companies (A) to terminate the employment of any Employee at any time, (B) to change or modify any incentive compensation or employee benefit plan or arrangement at any time and in any manner, or (C) to change or modify or terminate the terms or conditions of employment for any of their employees.

(c)                                  For purposes of determining eligibility, vesting and benefit accruals under all benefit plans, programs and arrangements maintained by Acquiror or its Affiliates, Acquiror shall give each Employee full credit for such Employee’s service with the Companies and their Affiliates to the same extent properly recognized under the applicable Company Benefit Plan immediately prior to the Closing Date, but only to the extent such crediting does not result in duplication of benefits.

(d)                                 Acquiror shall cause the Companies to recognize and provide all accrued but unused vacation and sick pay of the Employees as of the Closing Date.  Without limiting the generality of Section 6.01(a) or 6.01(b), after the Closing Date, Acquiror shall cause the Companies to continue to provide Employees paid time-off benefits that are no less favorable than the paid-time off benefits provided to such Employees immediately prior to the Closing Date.

(e)                                  To the extent not paid prior to the Closing, Acquiror shall cause the Companies to pay to the Employees, when due and payable pursuant to the Companies’ annual bonus plans, programs and practices, annual bonuses in an aggregate amount not less than (x) the amount accrued on the Final Balance Sheet with respect to 2014 bonuses, annualized to reflect a twelve (12) month period minus (y) any amounts not payable to such Employees under the terms of such bonus plans, programs and practices (the “Aggregate Amount”); provided, however, that in the event the Aggregate Amount with respect to bonuses pursuant to The MBO Bonus Program exceeds the amount of bonuses that are paid under The MBO Bonus Program, Acquiror may cause the Companies to pay such excess to the Employees in the form of newly granted retention bonuses payable as of December 31, 2016 contingent upon such employee’s continued employment with one of the Companies through such date.

(f)                                   Acquiror and the Companies shall, and hereby do, assume all liability and obligation for, and none of Parent, Sellers or any of their Affiliates shall retain any liability or obligation for, severance pay and obligations payable to any Employee who is terminated by Acquiror or any Company on or after the Closing Date.  Without limiting the generality of Section 6.01(a) or 6.01(b), with respect to any Employee whose employment is terminated by Acquiror or any of its Affiliates during the twelve (12) month period immediately following the Closing Date, Acquiror shall provide, or cause its Affiliates to provide, severance benefits to such Employee, which shall be determined and payable in accordance with the severance benefit plan, if any, maintained for similarly situated employees of Acquiror and its Affiliates at the time of such Employee’s termination of employment, in each case taking into account all service with the Companies, Acquiror and their respective Affiliates in determining the amount of severance benefits payable.

(g)                                  Acquiror and the Companies shall, and hereby do, assume the obligation and liability for any workers’ compensation or similar workers’ protection claims of any Employee incurred on or after the Closing Date as a consult of employment with Acquiror and its Affiliates (including the Companies).

(h)                                 No later than two (2) Business Days prior to the date on which a payment with respect to a Transaction Bonus becomes due to an Employee, Sellers or one of their Affiliates shall transfer to the Companies an amount of cash equal to 65% of the sum of (i) the amount payable on such date in respect of the Transaction Bonus as determined by Sellers in accordance with the applicable employment agreement and (ii) the amount of the employment Taxes to be paid in respect of the Transaction Bonus payment; provided, that Acquiror shall notify Sellers within five (5) Business Days following the termination of employment with the Companies of any Employee to whom a Transaction Bonus may be payable and that has not previously been paid.  After receipt of such funds, Acquiror shall cause the Companies promptly to pay to the applicable Employee when due the amount of the Transaction Bonus payments then payable and shall be responsible for all withholding Taxes and reporting obligations that arise in connection with the payment of the Transaction Bonus payments.

(i)                                     The provisions of this Article VI are solely for the benefit of Sellers, Acquiror, the Companies and their respective Affiliates and nothing in this Article VI, express or implied, shall confer upon any employee or other service provider (including any Employee), or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.  Nothing in this Article VI, express or implied, shall be (i) deemed to create any employee benefit plan or amend any Company Benefit Plan, or (ii) construed to prevent Acquiror, Sellers, any Company or any of their respective Affiliates from terminating or modifying to any extent or in any respect any employee benefit plan in accordance with its terms.  Nothing in this Article VI shall: (A) grant any rights or benefits to any Person other than the Seller, the Acquiror, the Companies and their respective Affiliates or (B) amend, or may be construed as amending, any employee benefit plan.

ARTICLE VII

TAX MATTERS

Section 7.01                             Liability for Taxes.

(a)                                 Sellers shall be liable for and pay and indemnify the Acquiror Indemnified Parties against (i) any loss, claim, liability, expense, or other damage attributable to all Taxes (or the non-payment thereof) imposed on the Companies pursuant to Treas. Reg. § 1.1502-6 or similar provision of state or local law solely as a result of the Companies having been a member of an affiliated, combined, unitary or Consolidated Tax Group prior to the Closing Date, and (ii) Taxes imposed on the Companies for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date; provided, however, that Sellers shall not be liable for or pay, and shall not indemnify Acquiror from and against, (A) any Taxes to the extent of the amount taken into account as a liability or reserve for Taxes in preparing the Final Net Worth Adjustment Report, (B) any Taxes that result from any actual or deemed election under Section 336(e) or Section 338 of the Code or any similar provisions of state, local or foreign Law as a result of the purchase of the Shares or that result from Acquiror, any Affiliate of Acquiror or the Companies engaging in any activity or transaction that would cause the transactions contemplated by this Agreement to be treated as a purchase or sale of assets of the Companies for Tax purposes and (C) any Taxes imposed on the Companies as a result of transactions occurring on the Closing Date that are properly allocable (based on, among other relevant factors, factors set forth in Treas. Reg. § 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing (Taxes described in this proviso, hereinafter “Excluded Taxes”).  Acquiror and Sellers agree that, with respect to any transaction described in clause (C) of the preceding sentence, the Companies and all persons related to the Companies under Section 267(b) of the Code immediately after the Closing shall treat the transaction for all federal income Tax purposes (in accordance with Treas. Reg. §1.1502-76(b)(1)(ii)(B)) and (to the extent permitted) for other income Tax purposes, as occurring at the beginning of the day following the Closing Date.  Sellers shall be entitled to any refund of (or credit against) Taxes allocable to any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date, except to the extent that a related tax receivable is shown on the Final Balance Sheet as reflected in the Final Net Worth Adjustment Report.  Sellers and Acquiror shall cooperate with, and provide reasonable and timely notice to, the other regarding the availability of such refunds or credits and take such steps as may be reasonably required on the part of Acquiror and its Affiliates to secure any such refund or credit, including through the filing of amended Tax Returns.

(b)                                 Acquiror shall be liable for and pay (i) all Taxes imposed on the Companies for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date and (ii) Excluded Taxes.

(c)                                  For purposes of Sections 7.01(a) and 7.01(b), whenever it is necessary to determine the liability for Taxes of the Companies for the portion of a Straddle Period that includes (but does not end) on the Closing Date, the amount of any income, capital or premium Taxes for the pre-closing tax period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which any of the Companies hold a beneficial interest shall be deemed to terminate at such time).

(d)                                 Acquiror shall be liable for and pay any real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax imposed on the transactions contemplated by this Agreement.

(e)                                  Notwithstanding anything to the contrary herein, Sellers and Acquiror agree that Sellers make no representation, warranty, and provide no other assurance, with respect to the amount of any Tax Attributes of the Companies, or with respect to the availability on and after the Closing Date of any Tax Attributes of the Companies.  Sellers shall have no liability for any Taxes resulting from or arising with respect to any sale of the Companies (or any assets thereof) following the Closing Date.

(f)                                   Sellers’ indemnification obligations under this Section 7.01 shall survive until the expiration of the relevant statute of limitations, plus thirty (30) days, and shall be calculated on an after-tax basis pursuant to Section 10.07(e).

Section 7.02                             Tax Returns.

(a)                                 Sellers shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) (i) all Tax Returns that are required to be filed by or with respect to the Companies on a combined, consolidated or unitary basis with Sellers or any Affiliate thereof (other than the Companies), (ii) all other income Tax Returns that are required to be filed by or with respect to the Companies for taxable years or periods ending on or before the Closing Date, and (iii) all other Tax Returns that are required to be filed by or with respect to the Companies (taking into account all extensions properly obtained) on or prior to the Closing Date.  In each case Sellers shall remit or cause to be remitted any Taxes due in respect of such Tax Returns.  Acquiror shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Companies after the Closing Date (other than income Tax Returns with respect to periods for which a consolidated, unitary or combined income Tax return of Sellers will include the operations of the Companies) and Acquiror shall remit or cause to be remitted any Taxes due in respect of such Tax Returns.  The Acquiror shall be reimbursed by Sellers for Taxes for which Sellers are liable pursuant to Section 7.01(a) that are paid by Acquiror in connection with Tax Returns filed by them pursuant to this Section 7.02(a) within fifteen (15) days after payment by the Acquiror or the Companies of such Taxes.

(b)                                 All Tax Returns that Acquiror is required to file or cause to be filed in accordance with this Section 7.02 that relate to any taxable year or period ending on or before the Closing Date or any Straddle Period shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods unless otherwise required by Law.  Acquiror shall permit Sellers to review and comment on each such Tax Return described in the preceding sentence prior to filing.

(c)                                  None of Acquiror or any Affiliate of Acquiror shall (or shall cause or permit the Companies to) make or change any Tax election, file in any jurisdiction not previously filed in, amend, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any Tax Return or other filing in respect of Taxes relating in whole or in part to the Companies with respect to any taxable year or period ending on or before the Closing Date or with respect to any Straddle Period without the prior written consent of Sellers (which consent shall not be withheld if such action is required by Law), or take any other action that would increase any Tax liability or reduce any Tax benefit in respect of any taxable year or period ending on or before the Closing Date or any Straddle Period.

(d)                                 Acquiror, the Companies and Sellers shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns of the Companies pursuant to this Section 7.02 and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Acquiror and the Companies agree to (A) retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Acquiror or Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority and (B) give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the Companies or Sellers, as the case may be, shall allow the other Party to take possession of such books and records.

(e)                                  Acquiror and Sellers agree, upon request, to provide the other Party with all information that either Party may require to report pursuant to Code §6043 or Code §6043A, or Treasury Regulations promulgated thereunder.  Sellers agree to provide Acquiror, upon request, information that may be requested by Acquiror to accurately complete and timely file Form 8806 (if applicable).

Section 7.03                             Contest Provisions.

(a)                                 Acquiror shall promptly notify Sellers in writing upon receipt by Acquiror, any of its Affiliates or, after the Closing Date, the Companies of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments relating to any taxable period ending on or before the Closing Date or any Straddle Period or relating to a Tax for which Sellers may be liable pursuant to this Agreement.  Following the Closing Date, Sellers shall promptly notify Acquiror in writing upon receipt by Sellers of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments relating to any taxable period of the Companies ending on or before the Closing Date or any Straddle Period, that will affect any taxable period of the Companies ending after the Closing Date.

(b)                                 Sellers shall have the sole right to represent each Company’s interests in any Tax audit or administrative or court proceeding relating to a taxable period ending on or before the Closing Date and shall have a reasonable opportunity to participate in the defense of such audit or proceeding relating to any Straddle Period or relating to a Tax for which Sellers otherwise may be liable pursuant to this Agreement, and to employ counsel of Sellers’ choice at Sellers’ expense; provided, however, that Acquiror and its Representatives shall be permitted, at Acquiror’s expense, to be present at, and participate in, any such audit or proceeding.  Neither Acquiror nor any Affiliate of Acquiror shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which could adversely affect the liability for Taxes relating to any taxable period ending on or before the Closing Date or to any Straddle Period or relating to a Tax for which Sellers would be liable pursuant to this Agreement without the prior written consent of Sellers, not to be unreasonably withheld, conditioned, or delayed.

Sellers may discharge at any time their indemnification obligation under Section 7.01 by paying Acquiror the amount payable pursuant to Section 7.01, calculated on the date of such payment.

Section 7.04                             Assistance and Cooperation.  After the Closing Date, each of Sellers and Acquiror shall (and cause their respective Affiliates to):

(a)                                 timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 7.01(d) (relating to sales, transfer and similar Taxes);

(b)                                 assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 7.02, and in connection therewith, provide the other party with any necessary powers of attorney;

(c)                                  cooperate fully in preparing for and defending any audits of, or disputes with Governmental Authorities regarding, any Tax Returns of the Companies in accordance with Section 7.02;

(d)                                 make available to the other and to any Governmental Authority as reasonably requested all information, records, and documents relating to Taxes of the Companies in accordance with Section 7.02 and;

(e)                                  furnish the other with copies of all correspondence received from any Governmental Authority in connection with any Tax audit or information request.

Section 7.05                             Tax Sharing Agreements.  All tax sharing agreements or similar agreements, the primary subject matter of which is Taxes, with respect to or involving any of the Companies shall be terminated as of the Closing Date and, after the Closing Date, the Companies shall not be bound thereby or have any liability thereunder.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.01                             Conditions to Obligations of Sellers.  The obligation of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Sellers, at or prior to the Closing, of each of the following conditions:

(a)                                 Representations and Warranties; Covenants.  (i) Each of the representations and warranties of Acquiror contained in Section 4.01 shall be true and correct as of the Closing as if made on the Closing Date; (ii) each of the other representations and warranties of Acquiror contained in Article IV shall be true and correct (without giving effect to any limitations as to materiality or “Material Adverse Effect” set forth therein) as of the Closing as if made on the Closing Date (other than any representation or warranty expressly made as of another date, which representation or warranty shall have been true and correct as of such date), except to the extent that any failure of such representations and warranties, individually or in the aggregate, to be so true and correct have not had a Material Adverse Effect with respect to

Acquiror; (iii) the covenants contained in this Agreement to be complied with by Acquiror at or before the Closing shall have been complied with in all material respects; and (iv) Sellers shall have received a certificate of Acquiror dated as of the Closing Date to such effect signed by a duly authorized executive officer of Acquiror.

(b)                                 Approvals of Governmental Authorities.  The approvals of the Governmental Authorities listed in Section 3.05 of the Seller Disclosure Schedule and Section 4.04 of the Acquiror Disclosure Schedule shall have been received (or any waiting period shall have expired or shall have been terminated).  If applicable, any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated.

(c)                                  No Governmental Order.  There shall be no applicable Law or Governmental Order in existence that prohibits the Closing as contemplated by this Agreement.

(d)                                 Other Agreements.  Acquiror (or its Affiliates, as applicable) shall have executed and delivered to Sellers (i) the Transition Services Agreement, (ii) the Amended and Restated Reinsurance Agreements and (iii) the Administrative Services Agreement.

(e)                                  JPMorgan Facility.  Sellers shall have received a pay-off letter and release, in form and substance reasonably satisfactory to Sellers and Acquiror, executed by JPMorgan Chase Bank, N.A. irrevocably releasing and discharging CMFG Life and the Companies from all obligations under, and all Liens granted by CMFG Life in respect of its assets in favor of JPMorgan Chase Bank, N.A. in connection with, the JPMorgan Facility.

(f)                                   Acquiror Third Party Consents.  Sellers shall have received copies of the documentation referred to in Schedule 8.01(f), each in form and substance reasonably satisfactory to Sellers.

Section 8.02                             Conditions to Obligations of Acquiror.  The obligation of Acquiror to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by Acquiror, at or prior to the Closing, of each of the following conditions:

(a)                                 Representations and Warranties; Covenants.  (i) Each of the representations and warranties of Sellers contained in Sections 3.01, 3.02, 3.03(a) and 3.03(b) shall be true and correct as of the Closing as if made on the Closing Date; (ii) each of the other representations and warranties of Sellers contained in Article III shall be true and correct (without giving effect to any limitations as to materiality or “Material Adverse Effect” set forth therein) as of the Closing as if made on the Closing Date (other than any representation or warranty expressly made as of another date, which representation or warranty shall have been true and correct as of such date), except to the extent that any failure of such representations and warranties, individually or in the aggregate, to be so true and correct have not had a Material Adverse Effect with respect to the Business or Sellers; (iii) the covenants contained in this Agreement to be complied with by Sellers at or before the Closing shall have been complied with in all material respects; and (iv) Acquiror shall have received a certificate of each Seller dated as of the Closing Date to such effect signed by a duly authorized executive officer of such Seller.

(b)                                 Approvals of Governmental Authorities.  The approvals of the Governmental Authorities listed in Section 3.05 of the Seller Disclosure Schedule and Section 4.04 of the Acquiror Disclosure Schedule shall have been received (or any waiting period shall have expired or shall have been terminated).  If applicable, any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated.

(c)                                  No Governmental Order.  There shall be no applicable Law or Governmental Order in existence that prohibits the Closing as contemplated by this Agreement.

(d)                                 Other Agreements.  Sellers (or their Affiliates, as applicable) shall have executed and delivered, or caused to be executed and delivered, to Acquiror (i) the Transition Services Agreement, (ii) the Amended and Restated Reinsurance Agreements, (iii) the Administrative Services Agreement and (iv) the Recapture Agreements.

(e)                                  JPMorgan Facility.  Acquiror shall have received a pay-off letter and release, in form and substance reasonably satisfactory to Sellers and Acquiror, executed by JPMorgan Chase Bank, N.A. irrevocably releasing and discharging CMFG Life and the Companies from all obligations under, and all Liens granted by CMFG Life in respect of its assets in favor of JPMorgan Chase Bank, N.A. in connection with, the JPMorgan Facility.

(f)                                   CMFG Life Facility.  Acquiror shall have received the CMFG Life Facility Termination and Release, executed by CMFG Life, PAM and PAIC irrevocably releasing PAM and PAIC from all obligations under the CMFG Life Facility.

(g)                                  Seller Third Party Consents.  Acquiror shall have received copies of the documentation referred to in Schedule 8.02(g), each in form and substance reasonably satisfactory to Acquiror.

Section 8.03                             Frustration of Closing Conditions.  None of the parties may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such party to comply with any provision of this Agreement.

ARTICLE IX

TERMINATION

Section 9.01                             Termination.  This Agreement may be terminated prior to the Closing:

(a)                                 by the mutual written consent of Sellers and Acquiror;

(b)                                 by Sellers or Acquiror if the Closing shall not have occurred prior to nine (9) months after the date hereof or such later date as the parties may mutually agree; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to take any action required to fulfill any of such party’s obligations under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date; provided, further, that no party hereto shall have the right to terminate this Agreement under this Section 9.01(b) in the event that any party hereto has initiated proceedings to specifically enforce this Agreement while such proceedings are still pending; or

(c)                                  by Sellers or Acquiror in the event of the issuance of a final, nonappealable Governmental Order restraining or prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose failure to take any action required to fulfill any of such party’s obligations under this Agreement shall have been the cause of, or shall have resulted in, such Governmental Order.

Section 9.02                             Notice of Termination.  Any party desiring to terminate this Agreement pursuant to Section 9.01 shall give written notice of such termination to the other party or parties, as applicable, to this Agreement.

Section 9.03                             Effect of Termination.  In the event of the valid termination of this Agreement pursuant to Section 9.01, this Agreement shall thereafter become void as to all parties and of no further force and effect, without any liability on the part of any party hereto; provided, however, that (a) the provisions of Section 5.04, this Article IX and Article XI shall remain in full force and effect and survive any termination of this Agreement and (b) nothing in this Agreement shall relieve Sellers or Acquiror from liability for (i) failure to perform its obligations set forth in Section 5.05 or (ii) any willful breach of this Agreement or willful failure to perform its obligations under this Agreement.

ARTICLE X

INDEMNIFICATION

Section 10.01                      Survival of Representations and Warranties and Agreements.  The representations and warranties of Sellers and Acquiror contained in this Agreement or in any certificate furnished pursuant to this Agreement shall survive the Closing in full force and effect until the date that is eighteen (18) months after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification with respect thereto under Sections 10.02 or 10.03 thereafter); provided, however, that the representations and warranties made in Sections 3.01, 3.02, 3.03(a), 3.03(b), 3.25, 3.26, 4.01, and 4.10 shall survive the Closing indefinitely and that the representations and warranties made in Sections 3.15 and 3.22 shall survive until the 30th day after the expiration of the applicable statute of limitations.  The respective covenants and agreements of Sellers and Acquiror contained in this Agreement (including the indemnification obligations set forth in this Article X) shall survive the Closing indefinitely or for the period provided in such covenant or agreement.

Section 10.02                      Indemnification by Sellers.

(a)                                 After the Closing and subject to Article VII and the other provisions of this Article X, Sellers shall jointly and severally indemnify and hold harmless Acquiror and its Affiliates (including the Companies) and Representatives (collectively, the “Acquiror Indemnified Parties”) against, and reimburse any Acquiror Indemnified Party for, all Losses that such Acquiror Indemnified Party may at any time suffer or incur, or become subject to, as a result of:

(i)                                     the inaccuracy or breach of any representation or warranty made by Sellers in this Agreement or in any certificate delivered by Sellers at the Closing; or

(ii)                                  any breach or failure by Sellers to perform any of their covenants or obligations contained in this Agreement.

(b)                                 Notwithstanding any other provision to the contrary, Sellers shall not be required to indemnify or hold harmless any Acquiror Indemnified Party against, or reimburse any Acquiror Indemnified Party for, any Losses pursuant to Section 10.02(a)(i) (other than Losses arising as a result of the inaccuracy or breach of any representation or warranty made by Sellers in Sections 3.01, 3.02, 3.03(a), 3.03(b), 3.15, 3.22 and 3.25) (i) with respect to any claim (or series of related claims arising from the same underlying facts, events or circumstances) unless such claim (or series of related claims arising from the same underlying facts, events or circumstances) involves Losses in excess of $75,000 (nor shall any such item that does not meet the $75,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Acquiror Indemnified Parties’ Losses for which Sellers have responsibility under clause (ii) below) and (ii) until the aggregate amount of the Acquiror Indemnified Parties’ Losses exceeds one and one-half percent (1.5%) of the Purchase Price, after which Sellers shall be obligated for all Losses of the Acquiror Indemnified Parties that in the aggregate are in excess of such amount.  The cumulative aggregate indemnification obligation of Sellers under Section 10.02(a)(i) shall in no event exceed twelve and one-half percent (12.5%) of the Purchase Price (other than in respect of Losses arising solely as a result of (A) the inaccuracy or breach of any representation or warranty made by Sellers in Sections 3.01, 3.02, 3.03(a), 3.03(b), 3.15, 3.22 and 3.25, for which such indemnification obligation shall in no event exceed 100% of the Purchase Price in the aggregate or (B) fraud).

Section 10.03                      Indemnification by Acquiror.

(a)                                 After the Closing and subject to Article VII and the other provisions of this Article X, Acquiror shall indemnify and hold harmless Sellers and their Affiliates (but not the Companies) and Representatives (collectively, the “Seller Indemnified Parties”) against, and reimburse any Seller Indemnified Party for, all Losses that such Seller Indemnified Party may at any time suffer or incur, or become subject to, as a result of:

(i)                                     the inaccuracy or breach of any representation or warranty made by Acquiror in this Agreement or in any certificate delivered by Acquiror at the Closing; or

(ii)                                  any breach or failure by Acquiror to perform any of its covenants or obligations contained in this Agreement.

(b)                                 Notwithstanding any other provision to the contrary, Acquiror shall not be required to indemnify or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 10.03(a)(i) (other than Losses arising as a result of the inaccuracy or breach of any representation or warranty made by

Acquiror in Sections 4.01 and 4.10) (i) with respect to any claim (or series of related claims arising from the same underlying facts, events or circumstances) unless such claim (or series of related claims arising from the same underlying facts, events or circumstances) involves Losses in excess of $75,000 (nor shall any such item that does not meet the $75,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses for which Acquiror has responsibility under clause (ii) below) and (ii) until the aggregate amount of the Seller Indemnified Parties’ Losses exceeds one and one-half percent (1.5%) of the Purchase Price, after which Acquiror shall be obligated for all Losses of the Seller Indemnified Parties that in the aggregate are in excess of such amount.  The cumulative aggregate indemnification obligation of Acquiror under Section 10.03(a)(i) shall in no event exceed twelve and one-half percent (12.5%) of the Purchase Price (other than in respect of Losses arising solely as a result of (A) the inaccuracy or breach of any representation or warranty made by Acquiror in Sections 4.01 and 4.10, for which such indemnification obligation shall in no event exceed 100% of the Purchase Price in the aggregate or (B) fraud).

Section 10.04                      Notification of Claims.

(a)                                 A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent the Indemnifying Party is prejudiced by such failure, it being understood that notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of any applicable survival period specified in Section 10.01 for such representation, warranty, covenant or agreement; provided, further, that if, prior to such applicable date, a party hereto shall have notified the other parties hereto in accordance with the requirements of this Section 10.04(a) of a claim for indemnification under this Article X (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article X notwithstanding the passing of such applicable date.

(b)                                 Upon receipt of a notice of a Third Party Claim from an Indemnified Party pursuant to Section 10.04(a), the Indemnifying Party, by notice to the Indemnified Party delivered within ten (10) Business Days of the receipt of notice of such claim, may, but is not obligated to, assume the defense and control of such Third Party Claim; provided, however, that the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense.  The Indemnified Party may take any actions reasonably necessary to defend such Third Party Claim prior to the time that it receives a notice from the Indemnifying Party as contemplated by the preceding sentence.  Sellers or Acquiror, as the case may be, shall, and shall cause each of its Affiliates and Representatives to, cooperate fully with the Indemnifying Party in the defense of any Third Party Claim.  The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the consent of any Indemnified Party, provided, that (i) such settlement does not involve any finding or admission of any violation of Law, (ii) the Indemnifying Party pays or causes to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (iii) such settlement does not encumber any of the material assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iv) the Indemnifying Party obtains, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim.

(c)                                  If an Indemnified Party shall have a claim for indemnification hereunder for any claim other than a Third Party Claim, the Indemnified Party shall, as promptly as is practicable and in any event within twenty (20) days of the date on which the Indemnified Party had knowledge of such claim, give written notice to the Indemnifying Party setting forth (i) a reasonably detailed description of the claim, (ii) a good faith estimate of the amount of the claim, and (iii) the specific representation(s), warranties or provision(s) of this Agreement that the Indemnified Party assumes to be breached, and such notice shall be accompanied by copies of all available material documentation that may be necessary for the purposes of enabling the Indemnifying Party to take any and all required actions in respect of the matter and Loss subject of the claim.  The failure to make delivery of the notice of claim by the Indemnified Party to the Indemnifying Party within the twenty (20) day period shall not relieve the Indemnifying Party from any liability under this Article X with respect to such matter, so long as the notice of claim is given before the expiration of the applicable period set forth in Section 10.01 and except to the extent the Indemnifying Party is in any way prejudiced (including with respect to its right of defense) by failure to give the notice of claim.

Section 10.05                      Payment.  In the event an Action for indemnification under this Article X shall have been finally determined, the amount of such final determination shall be paid to the Indemnified Party, on demand in immediately available funds. An Action, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Article X when the parties to such Action have so determined by mutual agreement or, if disputed, when a final nonappealable Governmental Order shall have been entered.

Section 10.06                      No Duplication; Exclusive Remedies.  Each of Sellers and Acquiror acknowledges and agrees that:

(a)                                 any liability for indemnification of a Loss hereunder and under any other Transaction Agreement shall be determined without duplication of recovery by reason of such Loss;

(b)                                 prior to the Closing, other than in the case of actual fraud by Sellers or their Affiliates or Representatives, the sole and exclusive remedy of Acquiror for any breach or inaccuracy of any representation or warranty contained in this Agreement or any certificate or instrument delivered hereunder shall be refusal to close the purchase and sale of the Shares hereunder; and

(c)                                  following the Closing, other than in the case of actual fraud by Acquiror or Sellers or any of their respective Affiliates or Representatives, and except for breaches or non-performance of provisions in this Agreement for which the remedy of specific performance is available pursuant to Section 11.12, the indemnification provisions of Article X and, with respect to Taxes, Article VII shall be the sole and exclusive remedies for any breach of the representations or warranties contained in this Agreement or in any certificate or instrument delivered hereunder, and for any failure to perform or comply with any covenants or agreements contained in this Agreement.  If there shall be any conflict between the provisions of this Article X and Section 7.03 (relating to Tax contests), the provisions of Section 7.03 shall control with respect to Tax contests.

Section 10.07                      Additional Indemnification Provisions.

(a)                                 Sellers and Acquiror agree, for themselves and on behalf of their respective Affiliates and Representatives, that with respect to each indemnification obligation in this Agreement (i) all Losses shall be net of any insurance (net of any related deductible or expenses incurred by it in procuring such recovery) paid or payable to the Indemnified Party or its Affiliates in connection with the Losses giving rise to any right of indemnification hereunder, (ii) in no event shall the Indemnifying Party have liability to the Indemnified Party for any consequential, special, incidental, indirect, punitive or exemplary damages, lost profits, diminution of value or similar items (other than any such damages, lost profits, diminution of value or similar items actually paid to any unaffiliated third party) and (iii) in no event shall Sellers have any liability or obligation to any Acquiror Indemnified Party to the extent that any Loss, or portion thereof, as applicable, for which indemnification is sought hereunder is reflected or reserved for or otherwise taken into account in determining the Final Purchase Price.

(b)                                 Notwithstanding anything contained in this Agreement to the contrary, in the event that any fact, event or circumstance allows Acquiror or one of its Affiliates to seek payment or otherwise results in payment to Acquiror or one of its Affiliates under the terms of the Amended and Restated Reinsurance Agreements and such fact, event or circumstance would also constitute a breach of or inaccuracy in any of Sellers’ representations or warranties under this Agreement, Sellers shall have no liability or obligation under this Article X to any Acquiror Indemnified Party with respect to such breach or inaccuracy.

(c)                                  In any case where an Indemnified Party recovers from a third Person any amount in respect of any Loss for which an Indemnifying Party has actually reimbursed it pursuant to this Article X, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the amount of expenses incurred by it in procuring such recovery), but not in excess of the sum of the amounts previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such claim.

(d)                                 The parties shall report each indemnification payment made in respect of a Loss as an adjustment to the Purchase Price for federal income Tax purposes.

(e)                                  Any indemnification obligation hereunder with respect to any Loss shall be calculated after taking into account all reductions in federal, state, local and foreign Taxes

(including estimated Taxes) realized by the Indemnified Party as a result of the event giving rise to such Loss, using reasonable assumptions.

Section 10.08                      Reserves.  Except as set forth in Section 3.23, notwithstanding anything to the contrary in this Agreement, the other Transaction Agreements or any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby or thereby, Acquiror acknowledges and agrees that Sellers make no representation or warranty with respect to, and nothing contained in this Agreement, any other Transaction Agreements or in any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby or thereby is intended or shall be construed to be a representation or warranty (express or implied) of Sellers, for any purpose of this Agreement, the other Transaction Agreements or any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby or thereby, with respect to (a) the adequacy or sufficiency of any of the reserves with respect to the Business, (b) the future experience or profitability of the Business or (c) the effect of the adequacy or sufficiency of such reserves on any “line item” or asset, liability or equity amount.

ARTICLE XI

GENERAL PROVISIONS

Section 11.01                      Expenses.  Except as may be otherwise specified in the Transaction Agreements, all costs and expenses (including (x) fees and disbursements of counsel, financial advisers and independent accountants and (y) filing fees associated with all authorizations, consents, orders and approvals of Governmental Authorities contemplated hereunder) incurred in connection with the Transaction Agreements and the transactions contemplated by the Transaction Agreements shall be paid by the Person incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 11.02                      Notices.  All notices, requests, consents, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a)	if to Sellers:

CMFG Life Insurance Company
5910 Mineral Point Road
Madison, WI 53701-0391
	Attention:	Michael Anderson
	Facsimile:	(608) 236-6128

CUNA Mutual Investment Corporation
5910 Mineral Point Road
Madison, WI 53701-0391
	Attention:	Michael Anderson
	Facsimile:	(608) 236-6128

with a copy to:

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
	Attention:	Perry J. Shwachman
Amanda M. Todd
	Facsimile:	(312) 853-7036

(b)	if to Acquiror:

HCC Insurance Holdings, Inc.
13403 Northwest Freeway
Houston, TX 77040-6094
	Attention:	General Counsel
	Facsimile:	(713) 744-9648

Section 11.03                      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto.  Except as provided in the following sentences, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.  Each of the parties expressly acknowledges that Sections 5.09, 5.10 and 5.11 are reasonable and valid in all respects and irrevocably waives (and irrevocably agrees not to raise) as a defense any issue of reasonableness (including the reasonableness of the activity restrictions, territory or the duration and scope of these sections) in any proceeding to enforce any provision of this Agreement, the intention of the parties being to provide for the legitimate and reasonable protection of the interests of Acquiror, Sellers and their respective Affiliates.  The parties have endeavored to limit each Seller’s rights to compete to the extent necessary to protect Acquiror from unfair competition in connection with the transactions contemplated by the Agreement; provided, however, that, if a determination is made that any temporal, territorial or activity-related restriction on competition contained in this Agreement is too broad to permit enforcement thereof to its fullest extent, then such restriction shall be enforced to the maximum extent permitted by law, and Sellers and Acquiror hereby consent and agree that Sections 5.09, 5.10 and

5.11 may be judicially reformed, revised, modified or partially enforced in any proceeding brought by Acquiror to enforce this Agreement.

Section 11.04                      Entire Agreement.  This Agreement and the other Transaction Agreements constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of Sellers or their Affiliates, on the one hand, and Acquiror or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements.

Section 11.05                      Assignment.  This Agreement shall not be assigned by operation of law or otherwise by any party hereto without the prior written consent of the other parties hereto; provided, however, that Acquiror may assign its rights hereunder to any of its Affiliates, but no such assignment shall release Acquiror from any liability or obligation under this Agreement.  Any attempted assignment in violation of this Section 11.05 shall be void.

Section 11.06                      Binding Effect; Persons Benefitting.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective permitted successors and assigns.  Except as provided in Section 5.16 with respect to D&O Indemnified Persons and Article X with respect to the Seller Indemnified Parties and the Acquiror Indemnified Parties, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.07                      Amendment; Waiver.  No provision of this Agreement may be amended, supplemented or modified except by a written instrument signed by all the parties hereto.  No provision of this Agreement may be waived except by a written instrument signed by the party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 11.08                      Disclosure Schedules.  Matters reflected in any Section of a Disclosure Schedule are not necessarily limited to matters required by this Agreement to be so reflected.  Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.  No reference to or disclosure of any item or other matter in any Section of a Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement, and no party shall use the fact of reference to or disclosure of any item or other matter in a Disclosure Schedule in any dispute as to whether any item or other matter not disclosed in a Disclosure Schedule is or is not material for the purposes of this Agreement.  Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that breach or violation exists or has actually occurred.

Section 11.09                      Submission to Jurisdiction.  Each of the parties hereto irrevocably and unconditionally:

(a)                                 submits for itself and its property in any Action arising out of or relating to the Transaction Agreements, the transactions contemplated by the Transaction Agreements, the formation, breach, termination or validity of the Transaction Agreements or the recognition and enforcement of any judgment in respect of the Transaction Agreements, to the exclusive jurisdiction of the courts of the State of New York sitting in the County of New York, the court of the United States of America for the Southern District of New York, and appellate courts having jurisdiction of appeals from any of the foregoing, and agrees that all claims in respect of any such Action shall be heard and determined in such New York courts or, to the extent permitted by Law, in such federal court;

(b)                                 consents that any such Action may and shall be brought in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Action in any such court or that such Action was brought in an inconvenient court and agrees not to plead or claim the same;

(c)                                  agrees that service of process in any such Action may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 11.02; and

(d)                                 agrees that nothing in this Agreement or any other Transaction Agreement shall affect the right to effect service of process in any other manner permitted by the Laws of the State of New York.

Section 11.10                      Governing Law.  This Agreement shall in all respects be governed by, and construed in accordance with, the Laws of the State of New York without giving effect to any conflicts of law principles of such state to the extent such principles would require or permit the application of the Laws of another jurisdiction.

Section 11.11                      Waiver of Jury Trial.  EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT, OR ITS PERFORMANCE UNDER OR THE ENFORCEMENT OF THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT.

Section 11.12                      Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the terms or provisions of this Agreement were not performed in accordance with their specific wording or were otherwise breached.  It is accordingly agreed that, notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto shall be entitled to injunctive or other equitable relief, without any requirement to post any bond or other undertaking, to prevent or cure breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court referenced in Section 11.09(a) having jurisdiction, such remedy being in addition to any other remedy to which any party may be entitled at law or in equity.  The parties agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or cure breaches or threatened breaches of this Agreement by Sellers or Acquiror, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Sellers or Acquiror, as applicable, under this Agreement.

Section 11.13                      Counterparts.  This Agreement may be executed in two or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by electronic delivery in .pdf format shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

CMFG LIFE INSURANCE COMPANY

By	/s/ Robert N. Trunzo
Name:	Robert N. Trunzo
Title:	President and Chief Executive Officer

CUNA MUTUAL INVESTMENT CORPORATION

By	/s/ Robert N. Trunzo
Name:	Robert N. Trunzo
Title:	President

HCC INSURANCE HOLDINGS, INC.

By	/s/ Christopher J.B. Williams
Name:	Christopher J.B. Williams
Title:	Chief Executive Officer

Signature Page

Stock Purchase Agreement